UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JIVE SOFTWARE, INC.

(Name of Subject Company)

JIVE SOFTWARE, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Elisa Steele

Chief Executive Officer

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, California 95008

(669) 282-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Lisa Jurinka General Counsel Jive Software, Inc. 300 Orchard City Drive, Suite 100 Campbell, California 95008 (669) 282-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Jive Software, Inc., a Delaware corporation (“Jive” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 300 Orchard City Drive, Suite 100, Campbell, California 95008. The telephone number of the Company’s principal executive office is (877) 495-3700.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.0001 par value per share, of Jive (the “Shares” or the “Common Stock”). As of the close of business on May 10, 2017, there were (i) 79,765,447 Shares issued and outstanding, (ii) 5,377,501 Shares reserved for future issuance or otherwise deliverable under the Company’s 2007 Stock Incentive Plan, as amended, and the Company’s 2011 Equity Incentive Plan, (iii) 1,514,177 Shares reserved for future issuance or otherwise deliverable under the Company’s 2015 Employee Stock Purchase Plan, (iv) 6,744,280 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options, and (v) 6,166,066 Shares issuable upon or otherwise deliverable in connection with the settlement of outstanding restricted stock units.

Item 2. Identity and Background of Filing Person.

Name and Address.

Jive, the subject company, is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Statement relates to the tender offer by Jazz MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Parent”), a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“ESW”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser, Parent and ESW with the Securities and Exchange Commission (the “SEC”) on May 12, 2017, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares at a purchase price of $5.25 per share (the “Offer Price”), net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 30, 2017 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser and Jive. The Merger Agreement provides, among other things, that following the acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (such time of acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Jive (the “Merger”), with Jive surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Jive does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or the Company, or by any wholly owned subsidiary of Parent, Purchaser or the Company (the “Cancelled Shares”) and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law (the “Dissenting Shares”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and Jive will become wholly owned by Parent.

The Offer and withdrawal rights will expire at midnight Eastern Time, at the end of June 9, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Purchaser, Parent and ESW are located at 401 Congress Avenue, Suite 2650, Austin, Texas 78701, and the telephone number of their principal executive offices is (512) 201-8287.

Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at investor.jivesoftware.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement, to the knowledge of Jive, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Jive or any of its affiliates and (i) any of Jive’s executive officers, directors or affiliates or (ii) Purchaser, Parent or ESW or any of their respective executive officers, directors or affiliates.

Arrangements with Purchaser, Parent, ESW and Certain of Their Affiliates.

Merger Agreement.

On April 30, 2017, Jive, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11. “The Transaction Documents” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Jive, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Jive contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Limited Guaranty.

Concurrently with the entry into the Merger Agreement, ESW executed and delivered to Jive a limited guaranty (the “Limited Guaranty”). Pursuant to the Limited Guaranty, ESW has irrevocably and unconditionally guaranteed the full and prompt payment when due to Jive of Parent’s and Purchaser’s obligations (a) to fund the aggregate consideration to which the holders of Shares become entitled to pursuant to the Offer and the Merger, (b) to pay the Option Consideration (as defined below) and the Company Restricted Stock Unit Consideration (as defined below), and (c) to fully repay and satisfy all obligations and liabilities of the Company and its subsidiaries arising under or in connection with that certain Second Amended and Restated Loan and Security Agreement, dated as of May 23, 2012, by and between Silicon Valley Bank and the Company (as may have been modified, amended, or supplemented from time to time), in each case, subject to the terms and conditions of the Limited Guaranty.

The foregoing summary description of the Limited Guaranty is qualified in its entirety by reference to the Limited Guaranty, which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

Confidentiality Agreement.

On January 11, 2017, Jive and Aurea Software, Inc., a wholly owned subsidiary of ESW and an affiliate of Parent and Purchaser (“Aurea”), entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and would be kept confidential and be used only for purposes of evaluating the merits of, and negotiating and consummating, a possible negotiated strategic transaction between the parties. The parties agreed that they would only disclose the confidential information to their representatives, or as may be required by law, or upon receiving prior written consent from the disclosing party.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

Exclusivity Agreement

On April 17, 2017, Jive and Aurea entered into an exclusivity agreement (the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible acquisition transaction between Jive and Aurea, Jive and Aurea agreed that, from April 17, 2017 through the earlier of (1) 11:59 p.m. on April 30, 2017, (2) the execution and delivery of a definitive written agreement providing for a possible transaction, (3) such time as Aurea determined to propose a reduction in the purchase price of $5.25 per Share, to offer a form of consideration other than cash, or to alter or otherwise change, in a manner adverse to Jive, any of the other material terms and conditions of a possible transaction relative to the proposal delivered by Aurea to Jive on

April 14, 2017, and (4) such time as Aurea determined to no longer pursue a possible transaction, Jive and its representatives would (a) discontinue any ongoing discussions or negotiations with a third party relating to a possible Acquisition Transaction (as defined in the Exclusivity Agreement); and (b) not, directly or indirectly, (i) solicit, or knowingly encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any third party relating to a possible competing acquisition transaction, (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any nonpublic information to, any third party relating to or in connection with a possible competing acquisition transaction, or (iii) accept any proposal or offer from any third party relating to a competing acquisition transaction.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Statement and incorporated herein by reference.

Tender and Support Agreements.

Concurrently with the entry into the Merger Agreement, each of Anthony Zingale, Elisa Steele, Margaret Anne Breya, Stephen R. Darcy, Philip J. Koen, Robert Frankfurt, Thomas Reilly, Charles J. Robel, Gabrielle B. Toledano, Balaji Yelamanchili, Jeff Lautenbach, Bryan LeBlanc, Ofer Ben-David and David B. Puglia, in their respective capacities as stockholders of the Company, entered into a Tender and Support Agreement (the “Tender and Support Agreement”), pursuant to which each stockholder agreed to tender and not withdraw all Shares owned by, or acquired by, such stockholder into the Offer. The stockholders collectively hold 1,238,602 Shares, constituting 2% of the Shares issued and outstanding as of May 10, 2017.

The foregoing summary description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(5) to this Statement and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of Jive.

Interests of Certain Persons.

The executive officers of Jive and the members of the board of directors of Jive (the “Board”) may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Jive’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

For further information with respect to the arrangements between Jive and its named executive officers, see the information included in “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.

Consideration for Shares. If Jive’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other holders of Shares. As of May 10, 2017, Jive’s directors and executive officers (and affiliates and affiliated investment entities) owned 1,238,602 Shares in the aggregate (excluding Options (as defined below) and Restricted Stock Units (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their Shares outstanding as of May 10, 2017 pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $6,502,660.50 in cash.

Consideration for Options. As of May 10, 2017, Jive’s directors and executive officers held options with an exercise price less than the Merger Consideration to purchase 3,006,162 Shares outstanding under either the Company’s 2011 Equity Incentive Plan (the “2011 Plan”) or its 2007 Stock Incentive Plan, as amended (each, an “Option” and, collectively, the “Options”) in the aggregate, of which 1,673,846 were vested and exercisable as of that date, with exercise prices ranging from $0.53 to $5.06. Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each Option that remains outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into a right to receive an amount in cash, without interest, equal to the (i) amount of the Merger Consideration (less the exercise price per share attributable to such Option) multiplied by (ii) the total number of Shares issuable upon exercise in full of such Option (the “Option Consideration”). All Option Consideration will be paid without interest and less any applicable tax withholdings.

The Option Consideration with respect to Options that are vested as of immediately prior to the Effective Time (the “Vested Options”) will be paid to the holders of such Vested Options no later than the second Jive payroll date following the Effective Time. The Option Consideration with respect to Options that are not vested as of immediately prior to the Effective Time (the “Unvested Options”) will be subject to the same restrictions and vesting arrangements (including the continued employment or services of the holder) that were applicable to such Unvested Options immediately prior to the Effective Time and will become payable by Parent or the Surviving Corporation no later than the second payroll date following the date such Unvested Options would have become vested under the vesting schedule in place for the Unvested Options immediately prior to the Effective Time (subject to the restrictions and other terms of the vesting schedule). If any individual who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its subsidiaries (including the Surviving Corporation and its subsidiaries) on and immediately following the Effective Time (each, a “Continuing Employee”) is terminated by Parent, the Surviving Corporation, or any affiliate of Parent, prior to the one (1) year anniversary of the Effective Time for any reason other than for Cause (as defined below), such holder of Unvested Options will be entitled to receive, payable on the second payroll date following such termination, the greater of the Option Consideration attributable to such Unvested Option (i) had such Unvested Option vested until the one (1) year anniversary of the Effective Time and (ii) had the vesting accelerated pursuant to existing acceleration provisions with respect to the Unvested Option pursuant to agreements in place as of the date of the Merger Agreement and disclosed to the Purchaser and Parent.

For the purposes of the treatment of Options and Restricted Stock Units (as set forth below), “Cause” means the occurrence of any one or more of the following: (a) the commission of any crime involving fraud, dishonesty or moral turpitude; (b) the attempted commission of or participation in a fraud, act of dishonesty or any other willful misconduct, or deliberate violation of Parent (or its affiliate) policy that results in (or might have reasonably resulted in) material harm to the business of Parent (or its affiliate); (c) the intentional, material violation of any contract or agreement between such individual and Parent (or its affiliate) or any statutory duty such individual owes to Parent (or its affiliate); (d) material unauthorized use, disclosure or misappropriation of any proprietary information, trade secret or other asset of Parent (or its affiliate) or entrusted to Parent (or its affiliate) by a third party; or (e) conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that is not remedied within a reasonable period of time (not to exceed thirty (30) days) after written notice has been provided to such individual from Parent (or its affiliate) of such conduct.

Notwithstanding the foregoing, if the per Share exercise price of any Option is equal to or greater than the Merger Consideration, such Option will be cancelled on the Effective Time without any cash payment. See “—Table of Equity Related Payments” below for additional information.

Consideration for Restricted Stock Units. As of May 10, 2017, Jive’s directors and executive officers held restricted stock units outstanding under either the Company’s 2007 Stock Incentive Plan, as amended, or the Company’s 2011 Equity Incentive Plan (each, a “Restricted Stock Unit” and, collectively, the “Restricted Stock Units”) covering 1,477,958 Shares in the aggregate, assuming target performance is achieved with respect to Shares subject to performance-based vesting. Upon the terms and subject to the conditions set forth in the Merger

Agreement, (i) each Restricted Stock Unit award outstanding as of immediately prior to the Effective Time will be cancelled and converted into a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration multiplied by (ii) the total number of outstanding Restricted Stock Units subject to such award (the “Restricted Stock Unit Consideration”). All Restricted Stock Unit Consideration will be paid without interest and less any applicable tax withholdings. See “—Table of Equity Related Payments” below for additional information.

The Restricted Stock Unit Consideration with respect to Restricted Stock Units that are vested as of immediately prior to the Effective Time (the “Vested Restricted Stock Units”) will be paid to holders of such Vested Restricted Stock Units no later than the second Jive payroll date following the Effective Time. Payment of the Restricted Stock Unit Consideration with respect to Restricted Stock Units that are unvested as of immediately prior to the Effective Time (the “Unvested Restricted Stock Units”) will be subject to the same restrictions and vesting arrangements (including the continued employment or services of the holder) that were applicable to such Unvested Restricted Stock Units immediately prior to the Effective Time and will become payable by Parent or the Surviving Corporation no later than the second payroll date following the date such Unvested Restricted Stock Units would have become vested under the vesting schedule in place for such Unvested Restricted Stock Units immediately prior to the Effective Time (subject to the restrictions and other terms of the vesting schedule). If any Continuing Employee is terminated by Parent, the Surviving Corporation, or any affiliate of Parent, prior to the one (1) year anniversary of the Effective Time for any reason other than for Cause, such holder of Unvested Restricted Stock Units will be entitled to receive, payable on the second payroll date following such termination, the greater of the Restricted Stock Unit Consideration attributable to such Unvested Restricted Stock Unit (i) had such Unvested Restricted Stock Unit vested until the one (1) year anniversary of the Effective Time and (ii) had the vesting accelerated pursuant to existing acceleration provisions with respect to the Unvested Restricted Stock Unit as set forth in the Unvested Restricted Stock Unit pursuant to agreements in place as of the date of the Merger Agreement and disclosed to Purchaser and Parent.

Treatment of Equity Awards held by Directors and Executive Officers. As discussed above, all Options and Restricted Stock Units held by Jive’s directors and executive officers will be cancelled in exchange for the Option Consideration and Restricted Stock Unit Consideration, as applicable, and payable as described above. In addition, Jive’s executive officers and the members of its Board are eligible to receive the following:

•	each Jive executive officer is a party to a Change of Control and Retention Agreement pursuant to which he or she will be eligible to receive upon certain qualifying terminations of employment following the closing, in the case of Ms. Steele, accelerated vesting as to 100% of the then-unvested Shares subject to her then-outstanding equity awards, and, in the case of Messrs. Ben-David, Lautenbach, LeBlanc, and Puglia, accelerated vesting as to then-outstanding equity awards by an amount equal to the lesser of (i) the then-outstanding equity awards or (ii) 50% of the total number of Shares subject to such equity award at the time of its grant, in the event his or her employment terminates under certain circumstances. See “—Employment Arrangements with Jive” for an additional description.

•	the vesting of each Option subject to performance-based vesting, including such Options held by our executive officers, will become fully vested as of immediately prior to the Effective Time.

•	each member of Jive’s Board is entitled to full vesting acceleration on his or her Options and Restricted Stock Units on the Effective Time pursuant to the 2011 Plan and Jive’s policies applicable to director compensation.

See “—Table of Equity Related Payments” below for additional information.

Table of Equity-Related Payments. The following table sets forth the approximate amount of the payments that each of Jive’s directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the

Effective Time occurs on June 9, 2017 and that each individual receives the full Option Consideration and Restricted Stock Unit Consideration, as applicable, for all of the individual’s Options and Restricted Stock Units, as applicable and that no additional Options or Restricted Stock Units are granted to such individual. The information in the following table assumes that all listed Options and Restricted Stock Units remain outstanding until immediately prior to June 9, 2017 (other than those Restricted Stock Units that vest between the filing date and June 9, 2017, which are treated below as outstanding shares owned) and that no additional Options or Restricted Stock Units will be granted to such individuals.

Name	Number of Shares Owned (1)	Cash Consideration for Owned Shares ($) (2)	Shares Subject to Outstanding In-the- Money Options (3)	Option Consideration for In-the- Money Vested Options($) (4)	Option Consideration for Accelerating In-the- Money Unvested Options($) (5) (6) (7)	Number of Outstanding Restricted Stock Units (8)	Restricted Stock Unit Consideration for Accelerating Restricted Stock Units ($) (9) (10)		Aggregate Cash Consid- eration ($)
Directors
Tony Zingale	164,053	861,278	547,361	1,915,764	—	—	—		2,777,042
Margaret Breya	109,484	574,791	—	—	—	—	—		574,791
Steve Darcy	13,228	69,447	109,890	40,385	121,153	39,682	208,331		439,316
Phil Koen	15,152	79,548	124,224	83,269	158,968	39,772	208,803		530,588
Robert Frankfurt	—	—	—	—	—	38,461	201,920		201,920
Tom Reilly	133,322	699,941	—	—	—	—	—		699,941
Chuck Robel	152,582	801,056	120,000	288,000	—	—	—		1,089,056
Gabrielle Toledano	17,293	90,788	81,665	6,789	8,728	22,232	116,718		223,023
Balaji Yelamanchili	—	—	96,993	—	83,414	45,558	239,180		322,594

Executive Officers
Elisa Steele*	445,934	2,341,154	380,000	—	554,800	487,926	2,561,612	(11)	5,457,566
Ofer Ben-David	144,838	760,400	120,000	—	175,200	191,250	1,004,063		1,939,663
Jeff Lautenbach	96,278	505,460	215,000	7,987	184,225	147,500	774,375		1,472,047
Bryan LeBlanc	142,065	745,841	961,029	3,615,311	219,000	120,594	633,119		5,213,271
David Puglia	38,811	203,758	250,000	13,161	126,125	71,250	374,063		717,107

*	Ms. Steele is both a director and an executive officer.
(1)	Based on the number of Shares owned as of June 9, 2017. This number includes shares acquired pursuant to the vesting of Restricted Stock Units between the date of this filing and June 9, 2017, but excludes any shares that may be purchased pursuant to the ESPP (as defined and described below) in May 2017.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) the Offer Price.
(3)	Number shown is the number of Shares subject to outstanding Options (whether vested or unvested) with a per share exercise price below the Offer Price.
(4)	Calculated based on (i) the number of in-the-money Vested Options as of immediately prior to June 9, 2017, multiplied by (ii) the difference between the Offer Price and the per share exercise price of such Vested Options. To the extent the individual holds Options with a per share exercise price greater than or equal to the Merger Consideration, the individual will receive no Option Consideration with respect to such cancelled Options.
(5)

Calculated based on (i) the number of in-the-money Unvested Options as of immediately prior to June 9, 2017 that will or may accelerate in accordance with the terms of the Merger Agreement or the Change of Control and Retention Agreement (as defined below), multiplied by (ii) the difference between the Offer Price and the per share exercise price of such Unvested Options. To the extent the individual holds Options with a per share exercise price greater than or equal to the Offer Price, the individual will receive no Option Consideration with respect to such cancelled Options.
(6)	The value of Option Consideration for accelerating in-the-money Unvested Options held by the executive officers assumes full acceleration of each Option subject to performance-based vesting as of immediately prior to the Effective Time.
(7)	The value of Option Consideration for accelerating in-the-money Unvested Options for Messrs. Ben-David, LeBlanc, Lautenbach, and Puglia assumes vesting acceleration of the number of Shares subject to all Options (other than the performance-based Options) in accordance with the terms and conditions of the Change of Control and Retention Agreement equal to the lesser of (i) the then-outstanding unvested Shares subject to each of their Options, or (ii) 50% of the total number of Shares subject to each of these Options at the time of its grant. The value of Option Consideration for accelerating in-the-money Unvested Options for the directors assumes full vesting acceleration in accordance with the terms and conditions of the 2011 Plan and Jive’s director compensation policy.
(8)	Number shown is the number of Shares subject to Unvested Restricted Stock Units as of immediately prior to June 9, 2017.
(9)	For directors, calculated based on (i) the number of Unvested Restricted Stock Units as of immediately prior to June 9, 2017, multiplied by (ii) the Offer Price.
(10)	The value of Restricted Stock Unit Consideration for accelerating Unvested Restricted Stock Units for Messrs. Ben-David, LeBlanc, Lautenbach, and Puglia assumes vesting acceleration of that number of Restricted Stock Units in accordance with the terms and conditions of the Change of Control and Retention Agreement entered into between the Company and each such executive officer equal to the lesser of (i) the then-outstanding unvested Shares subject to each of their awards of Restricted Stock Units, or (ii) 50% of the total number of Shares subject to each of these awards of Restricted Stock Units at the time of its grant.
(11)	The value of the accelerated Restricted Stock Units held by Ms. Steele assumes full acceleration of Ms. Steele’s Restricted Stock Units pursuant to the terms of the Merger Agreement and the terms and conditions of the Change of Control and Retention Agreement entered into between Jive and Ms. Steele. The value of the accelerating Restricted Stock Units held by the directors assumes full vesting acceleration in accordance with the terms and conditions of the 2011 Plan and Jive’s director compensation policy.

Treatment of Employee Stock Purchase Plan

Under the Merger Agreement, Jive’s Board has adopted resolutions, and has amended the terms of the Company’s 2015 Employee Stock Purchase Plan (which we refer to as the “ESPP”) to provide that (i) all outstanding purchase rights under the Company ESPP shall automatically be exercised, in accordance with the terms of the ESPP, prior to the Effective Time (the “Final Purchase”), (ii) the ESPP shall terminate with such purchase and no further purchase rights shall be granted under the ESPP thereafter, (iii) each individual participating in the ESPP shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of the Merger Agreement, or (y) to make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement, and (iv) no individual who is not participating in the ESPP as of the date of the Merger Agreement may commence participation in the Company ESPP following the date of the Merger Agreement. All Shares purchased in the Final Purchase will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement. Jive’s Board has adopted resolutions to terminate the ESPP effective as of no later than immediately preceding the Effective Time.

Employment Arrangements with Jive.

Elisa A. Steele

We entered into an Amended and Restated Change of Control and Retention Agreement with Ms. Steele, our Chief Executive Officer and President, that provides certain benefits upon an involuntary termination other than for cause, or upon resignation for good reason during a change of control period or in connection with a change of control such that Ms. Steele will receive (subject to Ms. Steele signing and not revoking a release of claims): (i) a severance payment equal to 18 months of her base salary, (ii) a lump sum payment equal to 18 multiplied by the cost of a single month of COBRA coverage (if Ms. Steele is covered by our health care plan), (iii) a bonus severance payment equal to 150% of the greater of (1) the annual target bonus for the year in which Ms. Steele’s employment is terminated, and (2) the actual bonus Ms. Steele would earn under our executive bonus plan in effect in the fiscal year in which the date of her termination occurs based on our achievement against the metrics established under the plan and assuming that any individual goals for Ms. Steele are achieved at target levels, and (iv) accelerated vesting as to 100% of the then-unvested shares subject to each of Ms. Steele’s then-outstanding equity awards. The completion of the Merger will result in a change of control under Ms. Steele’s Amended and Restated Change of Control and Retention Agreement.

Ofer Ben-David, Jeff Lautenbach, Bryan LeBlanc, and David Puglia

We entered into a Change of Control and Retention Agreement with each of Ofer Ben-David, Jeff Lautenbach, Bryan LeBlanc, and David Puglia that provides for acceleration of the then-outstanding equity awards by an amount equal to the lesser of (i) the then-outstanding equity awards, or (ii) 50% of the total number of shares subject to such equity award at the time of its grant in the event the applicable executive officer is either involuntarily terminated without cause or is terminated by the applicable executive officer for good reason, each within 12 months following a change of control. If the applicable executive officer is involuntarily terminated without cause or if the applicable executive officer terminates his employment for good reason within 12 months following a change of control, he will be paid 12 months of his base salary and provided 12 months of benefits continuation. The receipt of these severance benefits is subject to the applicable executive officer signing and not revoking a release of claims. The completion of the Merger will result in a change of control under each of these executive officer’s Change of Control and Retention Agreements.

Further, in the event that the severance benefits provided for in the change of control and retention agreements (including Ms. Steele’s Amended and Restated Change of Control and Retention Agreement) or otherwise payable to one of the executive officers constitute “parachute payments” under Section 280G of the Internal Revenue Service Code of 1986, as amended (the “Code”), and would be subject to the applicable excise tax, such executive officer’s severance benefits will be either (i) delivered in full or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code, whichever results in the receipt by the executive officer on an after-tax basis of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code (the “better-of provision”).

See “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain executive officers in connection with the Offer and the completion of the Merger.

Employee Matters Following Closing.

The Merger Agreement provides that during the period beginning at the Effective Time and ending one (1) year following the Effective Time, Parent shall cause the Surviving Corporation or one of its subsidiaries or affiliates to provide each Continuing Employee with (i) base salary (or hourly wage rate, as applicable) no less favorable than the base salary (or hourly wage rate) in effect with respect to such Continuing Employee immediately prior to the Effective Time (which base salary (or hourly wage rate) may be increased in the sole discretion of Parent in order to reflect any reduction in automobile-related benefits or cell phone reimbursements as in effect immediately prior to the Effective Time); and (ii) employee benefits (other than defined benefit pension benefits, severance benefits and equity-based benefits) of the Surviving Corporation or any of its subsidiaries or affiliates on a basis no less favorable in the aggregate than those provided to similarly situated employees of Parent (or any applicable subsidiary or affiliate). In addition, Parent shall cause the Surviving Corporation or one of its subsidiaries or affiliates to provide each Continuing Employee with fiscal 2017 bonus and/or commission opportunities that are no less than favorable than the fiscal 2017 bonus and/or commission opportunities in effect with respect to such Continuing Employee immediately prior to the Effective Time.

As of the date of this Statement, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Jive,” no members of Jive’s current management have entered into any agreement, arrangement, or understanding with Parent, ESW, or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Statement, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Jive,” no discussions have occurred between members of Jive’s current management and representatives of Parent, ESW, or their affiliates with respect to any such agreement, arrangement, or understanding. Although it is possible that certain other members of Jive’s current management team will enter into arrangements with Parent, ESW, or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Statement, no discussions have occurred between members of Jive’s current management and representatives of Parent, ESW, or their affiliates regarding any such arrangements and there can be no assurance that any parties will reach an agreement.

Indemnification; Directors’ and Officers’ Insurance.

Jive has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to limit the liability of its directors and to indemnify its directors and officers to the fullest extent under the DGCL, subject to specified limitations. Jive also has entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(13) hereto and herein incorporated by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of Jive and its subsidiaries’ current and former directors and officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification, and advancement of expenses provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions occurring at or before to the Effective Time, will continue in full force and effect for at least six years following the Effective Time.

For a period commencing on the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation agreed to maintain directors’ and officers’ liability insurance on coverage and amounts that are equivalent to those of the policy currently maintained by Jive with respect to acts or omissions occurring at or before the Effective Time. However, the Surviving Corporation is not required after the Effective Time to pay annual premiums in excess of 300% of the amount paid for coverage for Jive’s last full fiscal year for Jive’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

Jive may purchase, prior to the Effective Time a six year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of Jive with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement). If such a “tail” policy is obtained, the Surviving Corporation will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the Merger Agreement.

If Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving entity or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Section 16 Matters.

The Merger Agreement provides that the Board will take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other disposition of equity securities of Jive (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or officer of Jive subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters.

The Merger Agreement provides that the Compensation Committee of the Board at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or that may be made and certain benefits granted or that may be granted according to employment compensation, severance and other employee benefit plans of the Company, (ii) the treatment of Options and Restricted Stock Units in accordance with the terms of the Merger Agreement and (iii) other matters related to indemnification and insurance of directors and officers and certain employee matters. In addition, the Compensation Committee of the Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on April 30, 2017, the Board unanimously:

(i)	determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Jive and its stockholders;

(ii)	determined that it is in the best interests of Jive and its stockholders, and declared it advisable, to enter into the Merger Agreement;

(iii)	approved the execution and delivery by Jive of the Merger Agreement, the performance by Jive of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and

(iv)	resolved to recommend that Jive’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that Jive’s stockholders tender their Shares pursuant to the Offer. A press release dated May 1, 2017, issued by Jive announcing the Offer, the Merger and the other transactions contemplated by the Merger Agreement, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Merger.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation among the Board or the representatives of the Company, Parent, and other parties.

The Board regularly reviews and evaluates Jive’s business and operations, strategy, and prospects as an independent company with a view toward enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered a variety of strategic alternatives to Jive’s business strategies as an independent company, including consideration of potential changes to Jive’s strategy and direction, potential partnerships and other strategic transactions, potential acquisitions, and a possible sale of Jive.

From time to time, Jive has received inbound inquiries from, and has held discussions with, third parties regarding the possibility of pursuing partnerships or other strategic transactions involving Jive. In April and May of 2015, Jive received inbound inquiries and engaged in preliminary conversations with representatives of two financial sponsors, one of which we refer to as “Party A”, and the other of which was Francisco Partners IV, L.P. (“Francisco Partners”), to discuss each such party’s interest in either an investment or acquisition transaction involving the Company.

On June 18, 2015, Bryan LeBlanc, Jive’s Executive Vice President and Chief Financial Officer, contacted a representative of Morgan Stanley & Co. LLC (“Morgan Stanley”) to discuss long-term value creation scenarios and the potential retention of Morgan Stanley as Jive’s financial advisor, in response to, in part, the receipt of the inquiries from Party A and Francisco Partners. The Company considered alternative financial advisors but contacted Morgan Stanley because of Morgan Stanley’s qualifications, expertise, reputation, its knowledge of and involvement in recent transactions in the software industry, and its knowledge and understanding of the Company’s business and affairs, dating back to Morgan Stanley’s involvement as a lead underwriter in Jive’s initial public offering.

On August 5, 2015, Company management met with representatives of Francisco Partners, who reiterated their interest in an investment or acquisition transaction involving the Company. Francisco Partners requested a further meeting with Jive and it was held on September 18, 2015, at which Company management presented an overview of the Company and its business segments and operations.

On August 11, 2015, Party A requested a meeting with members of Company management to continue discussions regarding Party A’s interest in either an investment or acquisition transaction involving the Company. The meeting was subsequently held on September 18, 2015, during which Company management presented an overview of the Company and its business segments and operations.

On August 13, 2015, the Board held a meeting, which was attended by Company management and representatives of Jive’s legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), and Morgan Stanley. At this meeting, representatives of Morgan Stanley led a discussion with the Board on the Company’s market position and potential strategic alternatives.

Also on August 13, 2015, Jive received an unsolicited inbound inquiry from a potential strategic acquiror, which we refer to as “Party B.” Party B expressed an interest in a potential acquisition of the Company. The Company responded that it was open to discussion and an introductory call between the Company and Party B occurred on August 24, 2015.

On August 21, 2015, Francisco Partners and certain of its affiliates filed a Schedule 13D reporting that they had acquired 5.6% of the outstanding shares of Jive common stock for investment in the ordinary course of business. The Schedule 13D was amended on September 22, 2015 and October 16, 2015 to report an increase of their holdings to 6.6% and 7.6%, respectively.

Also on August 21, 2015, representatives of Party A contacted Company management to indicate its interest in further discussions regarding a potential acquisition of the Company.

On August 25, 2015, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. During such meeting, the Board discussed the engagement of Morgan Stanley to serve as Jive’s financial advisor in connection with a potential strategic transaction. Following this discussion, the Board authorized management to finalize a customary engagement letter with Morgan Stanley, which was subsequently executed on September 30, 2015. The Board also discussed the status of discussions with Party A and Francisco Partners and the inquiry from Party B.

On September 17, 2015, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. During such meeting, a representative of Morgan Stanley updated the Board on the status of discussions with all third parties with whom the Company was in discussions.

On September 18, 2015, the Company received an unsolicited inbound inquiry from a potential strategic acquiror, which we refer to as “Party C.” At Party C’s request, on September 23, 2015, Company management met with representatives of Party C to discuss a potential acquisition, investment or commercial partnership.

On September 30, 2015, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. During such meeting, Company management and representatives of Morgan Stanley updated the Board on the status of discussions with Francisco Partners, Party A, Party B and Party C.

On October 6, 2015, Jive sent a proposed confidentiality agreement to each of Party A and Francisco Partners to facilitate further discussions and proposed scheduling meetings with each of them. The Company subsequently signed confidentiality agreements with each of them.

On October 29, 2015, a representative of Party C contacted the Company to further discuss a potential acquisition, investment or commercial partnership. The Company responded that it was open to discussion but no substantive discussions with Party C immediately followed.

On November 6, 2015, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At this meeting, Company management updated the Board on the discussions with Party A and Francisco Partners, including the status of negotiation of confidentiality agreements with each of them.

On November 12, 2015, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At this meeting, Company management informed the Board that confidentiality agreements had been executed with Party A and Francisco Partners and that meetings had been scheduled in the next few days with each of them.

In November 2015 and December 2015, representatives of each of Francisco Partners and Party A requested additional information from the Company, including financial projections prepared by Company management. The Company held confidential management presentation sessions with representatives of each of them over the course of November 2015 and December 2015, in which the Company presented a further overview of the Company and its business segments and operations.

On December 10, 2015, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, Ms. Elisa Steele, Jive’s Chief Executive Officer, presented the Company’s proposed 2016 operating plan and the Board discussed the plan and the challenges therein. Representatives of Morgan Stanley updated the Board on the status of discussions with Francisco Partners and Party A and confirmed that no other third parties had recently contacted Morgan Stanley to express interest in the Company despite Francisco Partners’ recent Schedule 13D filing. Ms. Steele also confirmed that no third parties had contacted her either to express interest in the Company. The Board discussed the appropriateness of providing Francisco Partners and Party A information on the Company’s proposed 2016 operating plan and financial projections prepared by Company management. The Company’s proposed 2016 operating plan and financial projections were subsequently shared with Francisco Partners and Party A. The financial projections prepared by Company management and provided to Morgan Stanley and potential acquirors were updated periodically during the course of the solicitation process to reflect changes in Jive’s business environment and the new financial results of the Company as they became available. Such financial projections reflected numerous estimates and assumptions with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Jive’s control. Such financial projections, including the selection of financial data included therein, are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, such financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in Jive’s annual report on Form 10-K for the fiscal year ended December 31, 2016, as amended, in Jive’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017, and in the other reports filed by the Company with the SEC. Such financial projections are also subject to the same assumptions and limitations as the Jive Projections, which are further described in the section of this Schedule 14D-9 captioned “—Projected Financial Information.”

On January 7, 2016, Party A sent Jive a non-binding indication of interest to acquire the Company for $5.50 per share in cash. Party A indicated that it would need to secure debt financing and requested Jive agree to three weeks of business diligence followed by three weeks of exclusivity while Party A completed its confirmatory due diligence and financing work.

On January 8, 2016, Francisco Partners contacted a representative of Morgan Stanley to inform them that they did not intend to make an offer for an acquisition of the Company.

On January 15, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, Company management updated the Board on the Company’s business, including (1) the challenges that efforts to introduce cloud offerings were creating for the Company’s near term business, (2) the competition that the Company faced from large vendors with substantially greater size, resources and ability to bundle products that are competitive with Jive’s offerings, which affected Jive’s ability to attract new customers and also increased customer attrition, and (3) the challenges of retaining key employees. The Board discussed alternative business strategies, such as driving to profitability and restructuring the Company and agreed to continue evaluating the Company’s strategy. In an executive session without attendees from Morgan Stanley, Company management then led a discussion of several stand-alone operating scenarios for Jive that management had prepared pursuant to previous requests from the Board, based on various assumptions. Representatives of Morgan Stanley then joined the meeting and discussed Morgan Stanley’s preliminary view on the Company’s valuation based on discounted equity values, comparable public trading multiples, comparable transaction multiples, historical trading ranges and public analyst price targets. Representatives of Morgan Stanley then updated the Board on the status of discussions with Francisco Partners and Party A, noting that based on conversations with Francisco Partners, it appeared unlikely Francisco Partners would submit a proposal to acquire the Company. Representatives of Morgan Stanley led a discussion of the non-binding proposal recently received from Party A and the Board discussed the proposal and whether to proceed with further discussions and due diligence with Party A. Representatives of Wilson Sonsini then led a discussion on the members of the Board’s fiduciary duties in connection with a potential sale of the Company, after which the Board discussed the prudence and advisability of conducting a market check to ascertain whether any strategic buyers or other financial sponsors might have interest in a transaction with the Company. The Board and Morgan Stanley discussed the likelihood that other parties might have interest in the Company, and who those parties would likely be, based primarily on strategic fit and investment interest in the Company’s business generally. The Board also discussed the potential negative impact of a market check on Party A’s interest in a transaction with the Company, but generally agreed that Party A was unlikely to withdraw its proposal if the Company did not respond immediately and conducted a discreet market check before making a determination regarding Party A’s proposal.

On January 19, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley, to have a follow up discussion regarding the plan for Morgan Stanley to contact strategic parties and financial sponsors and to review the script for such discussions.

Following this discussion, the Board instructed Company management and Morgan Stanley to contact a number of strategic parties and financial sponsors to ascertain their interest in a transaction with the Company, and to report back to the Board with any responses received from such parties.

Following the January 15 and January 19, 2016 meetings of the Board, in January 2016 and February 2016, representatives of Morgan Stanley contacted 8 potential strategic acquirors, including Party B, Party C and potential strategic acquirors that we refer to as “Party D” and “Party E”, regarding a potential transaction with Jive. On January 16, 2016, Company management also reached out to a potential strategic acquiror, which we refer to as “Party F.” The Company subsequently signed confidentiality agreements with 4 interested parties, including Party B, Party C, Party D and Party F. The Company also subsequently contacted four potential strategic acquirors who did not express an interest in a potential transaction.

On January 22, 2016, Company management held a meeting with representatives of Party F, in which the Company presented an overview of the Company and its business segments and operations.

On January 26, 2016, a representative of Morgan Stanley contacted Party C to inquire whether Party C was still interested in discussing a potential transaction.

On February 1, 2016 and February 3, 2016, Company management spoke with representatives of Party A to discuss the Company’s fiscal 2015 fourth quarter financial results.

On February 9, 2016, representatives of Party A contacted representatives of Morgan Stanley to inform them that, in light of the Company’s fiscal 2015 fourth quarter financial results, Party A would not reaffirm its previous preliminary non-binding proposal of $5.50 per share in cash and that they would consider a transaction at $4.00 per share in cash, but would consider raising their offer price if the Company’s business recovered. Morgan Stanley informed Party A that the Board was unlikely to be interested in a transaction at $4.00 per share.

Later on February 9, 2016, Company management met with representatives of Francisco Partners, who indicated that they wanted the Company to continue to seek a strategic transaction with a third party in order to maximize stockholder value. Francisco Partners also proposed that the Company cut costs and manage the business to maximize near-term profitability, rather than investing in the Company’s new products and platform transition. Following that meeting, and until the Merger Agreement was signed, the Company continued to engage with Francisco Partners in their capacity as a significant stockholder of the Company but Francisco Partners did not express interest in acquiring the Company.

On February 10, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, representatives of Morgan Stanley updated the Board on the status of discussions with potential acquirors and the results of its recent market check, including the latest offer of $4.00 per share from Party A and the conversations with Party C and Party F. Representatives of Morgan Stanley also discussed Jive’s share price performance over the last 12 months. The Board instructed Morgan Stanley to continue to engage with the interested parties to determine their interest in an acquisition of the Company.

On February 16, 2016, Company management held a confidential management presentation session with representatives of Party D, in which the Company presented an overview of the Company and its business segments and operations.

On February 23, 2016, Company management held a confidential management presentation session with representatives of Party F, in which the Company presented another overview of the Company and its business segments and operations.

On February 26, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At that meeting, Company management updated the Board on the status of discussions with potential acquirors.

On March 8, 2016, Company management and representatives of Morgan Stanley conducted a due diligence call with Party F, including a discussion of financial projections previously reviewed by the Board.

Later on March 8, 2016, Party D informed the Company that it was no longer interested in a transaction with the Company due to Party D’s recent restructuring.

In March 2016 and April 2016, Company management held confidential management presentation sessions with Party C, in which the Company presented an overview of the Company and its business segments and operations. Party C did not subsequently express an interest in a transaction with the Company.

Also on March 10, 2016, Company management spoke with representatives of Party B to discuss Party B’s interest in acquiring Jive’s social community software, Jive-x.

On April 18, 2016, Company management met with representatives of Party A to listen to its views on the potential restructuring.

On April 21, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At that meeting, Company management updated the Board on the status of discussions with certain investors as well as potential strategic acquirors and financial sponsors. The Board then discussed the likely reaction of the interested parties to the Company’s cost planning and pending restructuring announcement. The Board also discussed the results of Morgan Stanley’s outreach to various potential acquirors to date and the timing of any discussions.

Also on April 21, 2016, representatives of Party A verbally indicated to Morgan Stanley that Party A would submit a written proposal for $4.75 to $5.00 per share in cash.

On April 22, 2016, Company management spoke with representatives of Party A to provide a preview of its fiscal 2016 first quarter financial results.

On April 27, 2016, Company management and representatives of Morgan Stanley spoke with representatives of Party F to discuss the Company’s fiscal 2016 first quarter financial results.

On April 29, 2016, Party A submitted to Jive an updated non-binding indication of interest to acquire Jive at a per share price in the range of $4.50 to $5.00 in cash. Party A indicated that it would need to conduct two weeks of diligence before submitting a final offer, followed by four weeks of exclusivity while Party A completed its confirmatory due diligence and financing work.

On May 2, 2016, representatives of Party B contacted Company management to ask whether the Company would be interested in a sale of Jive’s social community software, Jive-x. Company management informed Party B that such a transaction was unlikely to be of interest to the Board given the difficulty in structuring such a transaction.

On May 5, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, representatives of Morgan Stanley updated the Board on the status of discussions with investors and potential acquirors, including an update on the proposal from Party A. After representatives of Morgan Stanley left the meeting, Company management discussed the proposed restructuring plan with the Board, including the desire to create a path to profitability for the Company and to re-balance staffing levels to better align them with the evolving needs of the Company’s business, and the restructuring plan was approved.

On May 7, 2016, representatives of Morgan Stanley contacted Party A and suggested that they reconnect after the Company announced its fiscal 2016 first quarter financial results.

On May 10, 2016, the Company announced its fiscal 2016 first quarter financial results as previously scheduled, which included a $0.10 net loss per share.

On May 12, 2016, representatives of Party A contacted representatives of Morgan Stanley to inform them that, in light of the Company’s fiscal 2016 first quarter financial results, they were only likely to offer a small premium to the current share price, expected to be around $3.80 per share in cash.

Also on May 12, 2016, representatives of Party F contacted representatives of Morgan Stanley to inform them that, in light of the Company’s fiscal 2016 first quarter financial results, it was no longer interested in a transaction with the Company.

On May 13, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At that meeting, Company management updated the Board on recent discussions with an existing activist investor as well as Party A and discussed with Company management a strategy for engaging with Party A and any other potential acquiror that decided to approach the Company.

On May 16, 2016, an existing investor of the Company contacted Charles Robel, a member of the Board, stating that it beneficially owned 4.6% of the outstanding shares of Jive, and urging the Company management and Board to proactively take action to unlock stockholder value, including a potential stock buyback program or a sale of the Company. On July 7, 2016, the existing investor emailed a letter dated July 1, 2016 to Mr. Robel reiterating its position.

On May 17, 2016, a representative of Morgan Stanley contacted Party A to inform it that its proposed price was unlikely to be of interest to the Board, but encouraged Party A to continue its due diligence.

On May 19, 2016, Mr. LeBlanc met with a representative of Atlas Technology Group LLC (“Atlas”), financial advisor to ESW Capital, LLC (together with its subsidiaries and affiliates, the “ESW Group”) for a general discussion of the software market. No strategic transaction between the Company and the ESW Group was discussed at that time.

In early June 2016, certain members of Company management and the Board met and determined that the Company should focus on executing the business and revisit a strategic transaction after receiving preliminary results of the restructuring plan.

From July 2016 to December 2016, a representative of Atlas contacted a member of the Board with the intent of introducing the management team of Aurea Software, Inc., a wholly owned subsidiary of ESW Capital, LLC and an affiliate of Parent (“Aurea”), to the senior management of the Company. No meeting was scheduled during that time.

On August 11, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, Morgan Stanley discussed various topics including Jive’s market position, recent investor activities and potential strategic alternatives including a potential stock buyback program. Mr. Robel described to the Board the letter he had received on July 7, 2016 from an investor suggesting potential initiatives to provide value to the Company’s stockholders. The Board discussed the letter and decided to continue its restructuring plan and to consider a potential transaction if the Company received any transaction proposals.

On August 17, 2016, certain members of Company management and the Board and representatives of Morgan Stanley held a call to discuss reaching out to Party A to determine if Party A would be interested in engaging again at a per share offer price of $5.00 or above.

On August 24, 2016, Morgan Stanley contacted Party A and indicated to Party A that the Company would potentially be receptive to a proposal of $5.00 or above. Party A requested a meeting with Company management to receive an update on the Company’s business.

On August 30, 2016, the Company held a confidential management presentation session with representatives of Party A, in which the Company presented information on, among other things, the progress of implementing the restructuring plan and the Company’s fiscal 2016 second quarter financial results. In early September 2016 the Company further discussed the Company’s fiscal 2016 second quarter financial results with Party A.

On September 9, 2016, Party A informed Morgan Stanley that it was not interested in an acquisition of the Company at the price range previously suggested by Morgan Stanley, but that the parties should reconnect in a couple months.

On October 3, 2016, after an earlier introduction from Francisco Partners, Mr. Robel spoke with a representative of a potential strategic acquiror, which we refer to as “Party G.” A confidential management presentation session was subsequently held on October 25, 2016.

On October 12, 2016, the Company signed a confidentiality agreement with Party G, which did not include a “standstill” provision.

On October 21, 2016, the Company received an unsolicited inquiry from a financial sponsor. With input from representatives of Morgan Stanley, it was determined that the financial sponsor was not a serious bidder in an acquisition of the Company.

On October 24, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At that meeting, the Board discussed the progress of discussions with potential acquirors, including Party G, and approved Company management sharing its updated financial projections with such potential acquirors.

On November 10, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, representatives of Morgan Stanley updated the Board on the progress of discussions with Party G. Mr. Robel then provided an update on his discussions with the ESW Group. The Board discussed strategic alternatives and the updates received but did not determine to take any action at that time.

On November 15, 2016, the Company and representatives of Morgan Stanley held a confidential management presentation session with representatives of Party G, in which the Company presented an overview of the Company and its business segments and operations.

From November 15, 2016 to December 7, 2016, Party G continued to conduct diligence.

On November 28, 2016, a representative of Party A spoke with a representative of Morgan Stanley and indicated that Party A would be interested in an acquisition of the Company for $4.50 per share in cash, but not at $5.00 per share or above.

On December 7, 2016, a representative of Company management contacted Party G to determine whether Party G would be able to complete its diligence in a timely manner and consider submitting a proposal for an acquisition of the Company.

On December 8, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At that meeting, Company management updated the Board on discussions with Party G and the status of its ongoing financial and business diligence, as well as updates on discussions with other parties. The Board discussed whether it should press for a more definitive statement of interest from Party G before continuing to meet and assist with Party G’s due diligence, considering the pace of discussions, and unanimously approved Company management continuing to engage with Party G to encourage Party G to submit a definitive statement of interest.

On December 16, 2016, Company management held a meeting with Party G to respond to additional diligence inquiries.

On December 21, 2016, a representative of the ESW Group contacted a representative of Company management to discuss a potential transaction with the Company.

On January 11, 2017, the Company signed a confidentiality agreement with the ESW Group, which did not include a “standstill” provision.

On January 30, 2017, Company management and representatives of Morgan Stanley held a confidential management presentation session with representatives of the ESW Group, in which the Company presented an overview of the Company and its business segments and operations.

On February 1, 2017, a representative of Party G contacted Mr. Robel to inform him that Party G would consider submitting a proposal after reviewing the Company’s fiscal 2016 fourth quarter financial results.

On February 7, 2017, the Company announced its fiscal 2016 fourth quarter financial results as previously scheduled.

On February 10, 2017, Party G submitted to Jive a preliminary non-binding proposal to acquire Jive at a price of $4.50 per share in cash, including a request for exclusivity until March 31, 2017.

On February 16, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with all third parties with whom the Company was in discussions, including an update on the proposal from Party G, and discussed with the Board whether to reach out to any additional third parties. The Board declined to entertain the proposal from Party G and directed Morgan Stanley to encourage third parties to submit proposals with an offer price greater than $6.00 per share.

On February 19, 2017, representatives of Morgan Stanley contacted Party G and indicated that the Company would be willing to enter into exclusive negotiations at an offer price greater than $6.00 per share.

On February 21, 2017, at the direction of the Company, representatives of Morgan Stanley contacted two potential strategic acquirors that they had originally contacted after the January 19, 2016 meeting of the Board, including Party E, to gauge their interest in a potential transaction with the Company. One of the third parties promptly declined to participate in the process.

Also on February 21, 2017, the Company received a letter from Engine Capital LP, a stockholder of the Company, requesting a meeting with the Board and urging the Board to take action to unlock stockholder value by taking the Company private or otherwise selling the Company. On March 3, 2017, Company management and a member of the Board subsequently spoke with a representative of Engine Capital LP to discuss its concerns.

In January 2017 and February 2017, at the direction of the Company, representatives of Morgan Stanley contacted one potential strategic acquiror, which we refer to as “Party H,” and one financial sponsor, which we refer to as “Party I,” to gauge their interest in a potential transaction with the Company. Both expressed interest in the Company and subsequently signed confidentiality agreements.

On February 24, 2017, a representative of the ESW Group contacted a representative of Morgan Stanley and verbally proposed to acquire the Company for $4.50 per share in cash. Morgan Stanley informed the ESW Group that its proposed price was unlikely to be of interest to the Board. Morgan Stanley encouraged the ESW Group to propose a higher offer price if it wished to continue discussions with the Company and to put its proposal in writing so that the Board could fully understand and evaluate it.

Later on February 24, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with all third parties with whom the Company was in discussions, including the recent verbal proposal from the ESW Group. Morgan Stanley informed the Board that they had not had more substantive discussions with Party G but expected to the following week, that Party H had expressed interest and wished to schedule diligence meetings and that two other third parties, Party E and Party I, had expressed interest in learning more about the Company. Following discussion, the Board directed Morgan Stanley to continue its engagement with the various interested parties in order to drive the process forward and attempt to secure higher offer prices for the Company. The Board also discussed the February 21, 2017 letter from Engine Capital LP and possible responses.

On February 27, 2017, Party E informed the Company that it was no longer interested in a transaction with the Company.

On March 1, 2017 and March 2, 2017, Company management had management presentation sessions with representatives of Party H and Party I, in which the Company presented an overview of the Company and its business segments and operations.

On March 6, 2017, Party G informed representatives of Morgan Stanley that it could not support a transaction near the price range proposed by the Company and suggested that the parties put discussions on hold until the following quarter. Morgan Stanley reiterated the position that Party G would need to increase its proposal materially for the Board to consider it. Party G subsequently reiterated its position to Morgan Stanley on March 8, 2017 and informed Morgan Stanley that it would like to reconnect in the following quarter.

On March 9, 2017, Party I informed the Company that it was no longer interested in a transaction with the Company.

On March 10, 2017, Morgan Stanley received an unsolicited inquiry from a potential strategic acquiror, which we refer to as “Party J.” Party J did not request a meeting with Company management at that time.

Also on March 10, 2017, the Company entered into a letter agreement with Engine Capital LP and certain other parties thereto and agreed to appoint Robert Frankfurt to the Board.

Also on March 10, 2017, representatives of Morgan Stanley contacted Party G to inform Party G that other parties had expressed an interest in a transaction with the Company. Morgan Stanley again encouraged Party G to increase its proposal and to pursue a transaction with the Company at that time. Morgan Stanley further indicated that the Board intended to provide interested parties several weeks to complete additional diligence and then request final proposals in early April.

On March 11, 2017, representatives of Party G contacted Morgan Stanley to verbally raise its proposal to $5.00 per share in cash and request 30 days of exclusivity to complete due diligence. Morgan Stanley informed Party G that a $5.00 price was unlikely to be of interest to the Board and that a 30-day exclusivity period was too long. Also on that date, representatives of the ESW Group contacted Morgan Stanley to verbally reaffirm their verbal proposal for $4.50 per share in cash.

On March 14, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with all parties with whom the Company was in discussions, including the ESW Group, Party G, Party H and Party J, as well as Party I’s decision not to proceed. After discussing the offers from the ESW Group and Party G, Morgan Stanley reported that Party H was not prepared to indicate an offer price, but had requested a due diligence meeting on March 17, 2017. The Board, Company management, Morgan Stanley and Wilson Sonsini then discussed next steps and potential responses to each of these three parties. The Board instructed Company management and Morgan Stanley to seek to resolve any further due diligence inquiries from Party H in an effort to encourage Party H to make a proposal. The Board then instructed Morgan Stanley to seek a higher price from Party G of at least $5.60 per share and to use the enticement of exclusivity in order to encourage Party G to increase its offer price in view of the competitive process. Morgan Stanley subsequently contacted Party G and communicated that the Board would consider entering into exclusivity if Party G offered at least $5.60 per share.

On March 16, 2017, Party G contacted Morgan Stanley to indicate that it was unwilling to increase its offer price above $5.00 per share and that it believed it could complete due diligence within 3 weeks if granted exclusivity.

From March 17, 2017 to March 21, 2017, Company management had due diligence meetings with representatives of Party H, but Party H did not provide a proposal or indicate a value at which it would be willing to acquire the Company at that time.

On March 20, 2017, Morgan Stanley delivered to Party G, Party H and the ESW Group a timeline identifying, amongst other things, when the parties would receive a bid process letter, a draft merger agreement, and fiscal 2017 first quarter financial results, and when bids would be due. Morgan Stanley also encouraged the interested parties to complete their due diligence.

On March 22, 2017, the ESW Group submitted to Jive a preliminary non-binding indication of interest to acquire Jive at a per share price in the range of $4.50 to $5.25 in cash. The ESW Group indicated that it would use cash on hand or secure debt financing and did not request exclusivity at the time.

From March 22 to April 3, 2017, the Company conducted a series of due diligence calls and meetings with the ESW Group and Party H. Party G was also offered the opportunity to conduct further diligence and to meet with Company management but did not conduct further due diligence.

On March 23, 2017, Party J informed the Company that it was no longer interested in a transaction with the Company.

On March 24, 2017, a representative of Morgan Stanley provided representatives of Atlas, Party G and Party H a draft merger agreement prepared by Wilson Sonsini (the “Bid Process Merger Agreement”) and requested from Atlas the names of potential lenders that Aurea intended to contact for approval.

On March 29, 2017, after the Board meeting and at the Board’s request, Morgan Stanley delivered a bid process letter to Party G, Party H and the ESW Group, requesting best and final indications of interest, including a markup of the Bid Process Merger Agreement, by April 4, 2017.

On April 2, 2017, Company management provided the Jive Projections to the Board for discussion at the next Board meeting.

On April 3, 2017 and April 4, 2017, the Company provided representatives of Atlas, Party G and Party H preliminary financial results for the Company’s fiscal 2017 first quarter financial results and Company management reviewed the results with Aurea’s management team and representatives of Atlas.

Also on April 3, 2017, Party G submitted to Jive an updated preliminary non-binding proposal to acquire Jive at a price of $5.20 per share in cash, including a request for exclusivity until April 28, 2017, with one-week extensions while negotiations were ongoing. Party G declined to provide a markup of the Bid Process Merger Agreement. Party G also indicated that it would require 3-4 weeks to complete its due diligence before entering into a definitive agreement.

Also on April 4, 2017, the ESW Group submitted to Jive an updated preliminary non-binding proposal to acquire Jive at a price of $4.50 per share in cash, including a complete but very light markup of the Bid Process Merger Agreement and a request for three weeks to complete lender and confirmatory due diligence.

Later on April 4, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with the ESW Group, Party G and Party H as of the bid deadline that had elapsed earlier in the afternoon. Morgan Stanley’s representatives noted that Party G had indicated that it was deferring further due diligence until it had obtained exclusivity and that although Party G had completed a majority of its business due diligence, it had significant due diligence to complete. After reporting on the ESW Group proposal and time to complete due diligence, Morgan Stanley’s representatives reported that Party H understood the deadline for making a proposal, but was not prepared to make a proposal at that time. Party H had expressed interest in the Company’s technology but had concerns about the strategic fit with Party H’s existing technology and business plans. Both Morgan Stanley and Ms. Steele noted that they had had several conversations with Party H in an effort to encourage it to submit a bid in the Company’s process and to warn it that failure to submit a bid might mean that the Company would agree to exclusivity with another party. Representatives of Morgan Stanley then discussed with the Board their preliminary financial analysis of the Company in comparison to the two proposals that the Company had received from Party G and the ESW Group. The Board, Company management, Morgan Stanley and Wilson Sonsini then discussed next steps and potential responses to each of the three potential acquirors. Based on feedback from the ESW Group, the Board determined it was unlikely that the ESW Group would increase its proposed price to compete with Party G’s proposal, so it instructed Morgan Stanley to terminate further discussions with the ESW Group. The Board again instructed management and Morgan Stanley to seek to resolve any further due diligence inquiries from Party H in an effort to encourage Party H to make a proposal and to give Party H general price guidance to ensure that Party H understood a clearing price range that would be competitive. The Board also instructed Company management and Morgan Stanley to attempt to encourage Party G to increase its offer price. The Board further instructed Morgan Stanley and Wilson Sonsini to negotiate more favorable exclusivity terms and to obtain greater visibility into specific areas of due diligence and feedback on the Company’s proposed definitive agreement.

On April 5, 2017, representatives of Morgan Stanley conducted further conversations with each of the three potential acquirors. Representatives of Morgan Stanley told Party G that it would need to provide a markup of the Bid Process Merger Agreement and raise its offer price to $5.40 per share. Party G finalized the terms of an exclusivity agreement with the Company and provided additional diligence requests, but did not indicate if it was willing to raise its offer price. Representatives of Party H informed Morgan Stanley that it was not ready to submit a proposal and needed another 8-11 days to conduct due diligence to determine if it wanted to acquire the Company. Morgan Stanley informed Party H of the price range within which it would have to bid in order to be competitive, and Party H indicated that it had not yet reached a decision on whether to submit a proposal for the Company, but that if it did determine to submit one, Morgan Stanley’s price guidance was not above its contemplated price point. Representatives of Morgan Stanley informed the ESW Group that its proposal was not acceptable and that the Company was discontinuing further discussions with the ESW Group in order to focus on other parties.

Later on April 5, 2017, a representative of Atlas called a representative of Morgan Stanley to raise the ESW Group’s offer price to $5.00 per share in cash. The representative of Morgan Stanley informed Atlas that its revised proposal was unlikely to be of interest to the Board.

On April 7, 2017, Party G submitted to the Company a material issues list based on its review of the Bid Process Merger Agreement, instead of marking up the Bid Process Merger Agreement. The material issues list included a request to obtain support agreements from some of the Company’s largest stockholders not represented on the Board, as well as a number of revisions to the Bid Process Merger Agreement that introduced significant closing risks to a transaction.

On April 8, 2017, Party G confirmed to representatives of Morgan Stanley that it was not willing to increase its offer price above $5.20 per share.

Also on April 9, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with the ESW Group, Party G and Party H. The Board, Company management, Morgan Stanley and Wilson Sonsini discussed various means by which to encourage Party H to finalize its due diligence and to make a formal proposal that the Board could evaluate. The Board instructed Company management and Morgan Stanley to arrange a meeting with Party H as soon as possible in order to facilitate Party H’s due diligence efforts and to encourage Party H to submit a written proposal that the Board could evaluate. Representatives of Wilson Sonsini then reported that after review of the ESW Group’s markup of the Bid Process Merger Agreement, Wilson Sonsini believed it to be capable of completion with relatively modest negotiation. The Board asked Morgan Stanley if the ESW Group would be willing to increase its offer price in light of a competing bidder’s higher offer price and Morgan Stanley informed the Board that the ESW Group had declined to do so. The Board instructed Company management and Morgan Stanley to stay engaged with the ESW Group while the Board sought greater clarity from the other potential acquirors and the Company’s strategic process in general. Representatives of Wilson Sonsini then reported that Party G’s material issues list proposed numerous revisions to the Bid Process Merger Agreement that would introduce significant closing risk. A representative of Morgan Stanley reminded the Board that Party G had completed the majority of its business due diligence but still had other significant confirmatory due diligence to complete and had submitted a list of due diligence meeting requests. The Board discussed the feasibility and challenges of seeking and obtaining support agreements from some of the stockholders. The Board, Company management, Morgan Stanley and Wilson Sonsini then discussed various means by which to encourage Party G to increase its offer price and to mitigate the closing certainty issues identified in Party G’s material issues list. After discussion, the Board instructed Wilson Sonsini to engage with Party G’s legal counsel in an effort to remove or mitigate the closing certainty issues introduced by Party G’s proposed revisions to the Bid Process Merger Agreement and instructed Morgan Stanley to continue to seek a higher bid, after which the Board could re-evaluate Party G’s proposal.

From April 9, 2017 to April 14, 2017, representatives of Wilson Sonsini and Morgan Stanley engaged with the three potential acquirors to elicit further proposals and to improve the terms of their material issues lists and markups of the Bid Process Merger Agreement. Company management also met with Party H to facilitate its due diligence efforts. Representatives of Morgan Stanley contacted Party G but Party G declined to increase its offer price or to submit a markup of the Bid Process Merger Agreement. Representatives of Wilson Sonsini negotiated with Party G’s legal counsel throughout the week in an effort to eliminate or mitigate the closing certainty issues reflected in Party G’s material issues list. Representatives of Morgan Stanley also informed the ESW Group that it would likely need to propose an offer price at the high end of its initial range and demonstrate financial resources in order to be competitive.

On April 13, 2017, the ESW Group submitted to Jive a non-binding proposal to acquire Jive at a price of $5.25 per share in cash, indicating it would rely on a combination of equity and debt financing to fund the proposed transaction.

On April 14, 2017, a representative of Morgan Stanley contacted ESW Group to express the Board’s concern with a proposal reliant on third party debt financing. Later that day, the ESW Group submitted to Jive a final non-binding proposal to acquire Jive at a price of $5.25 per share in cash, including detail regarding its ability to fund the proposed transaction without reliance on third party debt financing. The ESW Group indicated that it had completed its business due diligence, so it would need only two weeks to complete lender and confirmatory due diligence and finalize a definitive agreement, but that it would withdraw its proposal if the Company did not accept the proposal and enter into exclusivity with the ESW Group by April 17, 2017.

Later on April 14, 2017, certain members of the Board, members of Company management and representatives of Wilson Sonsini and Morgan Stanley held a meeting. At that meeting, a representative of Morgan Stanley provided an update on the status of discussions with the ESW Group, Party G and Party H. The members of the Board discussed the ESW Group’s revised proposal, the completeness of the ESW Group’s due diligence review and, in particular, the likelihood that the ESW Group would complete a transaction on the terms it was now proposing in light of its initial reluctance to raise its initial offer price for the Company. The members of the Board noted that the ESW Group’s financing plans appeared to be the most significant risk to the ESW Group’s proposal, and instructed Morgan Stanley to seek greater detail regarding the ESW Group’s ability to fund its proposed transaction without third party debt financing. The members of the Board then discussed Party G’s proposal. Representatives of Wilson Sonsini reported that Party G was very reluctant to satisfactorily address the Company’s concerns regarding the closing certainty issues reflected in Party G’s material issues list and that Party G continued to request support agreements from some of the Company’s largest stockholders not represented on the Board. Representatives from Morgan Stanley reported that Party G refused to make further progress on due diligence prior to exclusivity and refused to provide a mark-up of the Bid Process Merger Agreement that would indicate all remaining issues without exclusivity. The members of the Board then instructed Wilson Sonsini to engage with Party G’s legal counsel in an effort to remove or mitigate the closing certainty issues introduced by Party G’s material issues list and instructed Morgan Stanley to seek a higher offer price from Party G, after which the Board could re-evaluate Party G’s proposal. The members of the Board also instructed Morgan Stanley and Wilson Sonsini to inform Party G and its advisors that the Board might be compelled to make a decision regarding exclusivity on the following Monday, April 17, 2017. Next, after Morgan Stanley reported on several in-person meetings with Party H held throughout the week and Party H’s expressions of interest in the Company’s technology, the members of the Board instructed Morgan Stanley to seek clarity from Party H in order to assess whether Party H was a serious bidder for the Company. Finally, the members of the Board determined that the Company should seek final proposals from each of the three potential acquirors by April 17 so the Board could assess them before the ESW Group withdrew its latest proposal.

On April 15, 2017, representatives of Morgan Stanley informed Party G that another bidder had offered a higher price for the Company and encouraged Party G to submit its best and final bid, both in terms of price and contractual terms. Party G verbally indicated that its best and final bid would be $5.25 per share. Morgan Stanley responded that Party G’s proposal might not be the Board’s preferred proposal at that level and encouraged Party G to increase its proposal further.

On April 16, 2017, Party G submitted to Jive a final non-binding proposal to acquire Jive at a price of $5.35 per share in cash, with a request for 3 weeks of exclusivity, subject to a one-week extension. Party G’s proposal included a revised material issues list that eliminated or mitigated a number of the terms that previously created meaningful closing risks to its proposal. Party G also withdrew its request for support agreements from some of the Company’s largest stockholders not represented on the Board.

Later on April 16, 2017, representatives of Morgan Stanley contacted the ESW Group to inform the ESW Group that it was not the top bidder and that the Board was concerned about the ESW Group’s need to rely on third party debt financing for an acquisition of the Company. The ESW Group stated that it would not increase its offer price and would withdraw from bidding if it was not granted exclusivity by April 17. However, the ESW Group provided back-up evidence (in the form of bank statements) of its ability to fund the entire purchase price without third party debt financing and assured Morgan Stanley that it would be in a position to sign a definitive agreement before May 1, 2017. The ESW Group also indicated it would decrease the break-up fee in its proposal from 2.75% of equity value ($13 million) to $10 million.

On April 17, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with the ESW Group, Party G and Party H. During the meeting, Party H informed Morgan Stanley via email that it would not be submitting a proposal to acquire the Company. The representatives of Wilson Sonsini discussed with the members of the Board their fiduciary duties under Delaware law in the context of a potential sale of the Company as well as other legal considerations in connection with such a transaction. The Board discussed the Party G proposal, noting that it had the highest nominal price being offered for the Company, but also noting that the Board had significant concerns regarding the likelihood that Party G would complete a transaction on the terms it was proposing, if at all. In this regard, the Board noted that interactions with Party G had been very challenging. For example, Party G had been engaged with the Company in transaction discussions for six months but had shown a willingness to engage in serious discussions only after being compelled by apparent competition and still had not completed its business due diligence or commenced its confirmatory due diligence despite being asked to do so for several weeks. In addition, even during the Company’s solicitation process, Party G had refused to engage with the Company (and its advisors) in accordance with the procedures designed by the Company to enable the Board to evaluate all potential acquirors and their offers on an equal basis, including submitting a full markup to the Bid Process Merger Agreement, and was reluctant to do so without a three-week exclusivity agreement. Moreover, even when engaged with the Company and its advisors on the actual terms of a potential transaction, Party G and its advisors had generally proposed contractual terms that presented significant closing risks to the Company and was unwilling to make significant progress on those terms absent extreme competitive pressure. Moreover, the Board noted that any transaction with Party G carried the potential for meaningful closing delay resulting from a potentially time-consuming regulatory review, which did not exist in a potential transaction with the ESW Group. In comparison, the Board noted that the ESW Group had exhibited a pattern of engagement and negotiation behavior that suggested great eagerness to complete a transaction and a high likelihood that the ESW Group would complete the transaction they proposed on favorable terms and on a very quick timeframe. After a lengthy discussion, and taking into consideration the price being offered and the risks and likelihood that each potential acquiror would complete its proposed transaction on the terms proposed, if at all, the Board concluded that the ESW Group’s proposal represented the best transaction for the Company’s stockholders with the highest likelihood of consummation on the terms proposed. Accordingly, the Board authorized and instructed management to execute the two-week exclusivity agreement being requested by the ESW Group and to seek to finalize negotiations with the ESW Group on the terms of its proposed transaction as soon as possible.

Following the Board meeting, on April 17, 2017, the Company entered into an exclusivity agreement with the ESW Group terminating on April 30, 2017.

Between April 17 and April 29, 2017, representatives of Wilson Sonsini and Cooley LLP negotiated the terms of the Merger Agreement. On April 29, 2017, representatives of Cooley LLP delivered to Wilson Sonsini a draft of the merger agreement that representatives of Cooley LLP characterized as the ESW Group’s final proposal on the issues being negotiated, which, at that time, consisted of the terms of the guaranty being provided by ESW Capital, LLC and certain employee-related matters.

On April 29, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, representatives of Morgan Stanley and Wilson Sonsini updated the Board on the remaining issues being negotiated in the Merger Agreement. Next, a representative of Morgan Stanley noted the heightened trading volumes and increase in Jive’s share price in the weeks since exclusivity was signed with the ESW Group, and discussed the lack of apparent factors, other than potential speculation about the transaction, explaining why Jive’s share price would have so sharply risen, given an absence of material news about the Company or significant developments in the industry. He further noted that the rise coincided with significantly increased due diligence activity by the ESW Group after exclusivity was signed, including contact with potential financing sources and outbound calls to customers of the Company, that could have led to speculation of a strategic transaction involving the Company. The Board engaged in a lengthy discussion regarding whether the current trading values justified delaying the transaction and/or attempting to renegotiate for a higher purchase price. The Board noted, in its discussion, that relative to historical trading prices of the Company’s stock and trading multiples of the Company’s stock relative to market peers, given the Company’s fiscal 2017 first quarter financial results, and given the extensive strategic review process that the Company had undertaken, it was unlikely that the current share price reflected an unaffected public company trading valuation of the Company. The Board then discussed the advantages and risks of re-engaging with Party G if exclusivity with the ESW Group expired without a signed transaction, and determined that there were significant deal certainty concerns, including the remaining due diligence Party G required and the risk that its bid would be reduced after further business due diligence. The Board noted that given the relatively low break fee negotiated with the ESW Group, Party G would have a relatively low barrier to a topping bid if it did truly want to buy the Company. The Board then delegated to Mr. Robel, Morgan Stanley, Wilson Sonsini and Company management the task of finalizing any negotiations on the Merger Agreement, if any.

On April 30, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, Mr. Robel reported to the rest of the Board that after discussion with the Company’s advisors and in light of the ESW Group’s position that its latest set of proposals was final, it was determined that engaging the ESW Group in further negotiations likely would be unfruitful and potentially could jeopardize the transaction and thus, the terms of the transaction remained unchanged from the prior day’s Board meeting. The representatives of Morgan Stanley then discussed their valuation analysis of the Company based upon the $5.25 per share acquisition proposal made by the ESW Group and also on a standalone basis, based upon the Jive Projections. Representatives of Morgan Stanley highlighted in its discussion the increase in the share price and trading volume of the Company’s stock considering the lack of new material information provided by the Company to investors. The Board determined that the increase was likely caused by a premature leak of the Company’s interest in a potential strategic transaction and therefore not indicative of a long-term change in the market’s valuation of the Company. A representative of Wilson Sonsini then reviewed with the members of the Board their fiduciary duties, the material terms of the final Merger Agreement, the Tender and Support Agreements and the Limited Guaranty, and the proposed bylaw amendment, which would implement a forum selection bylaw. The representatives of Morgan Stanley then rendered an oral opinion to the Board, subsequently confirmed in its written opinion dated April 30, 2017, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of review undertaken by Morgan Stanley set forth therein, the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders ( other than Parent and its affiliates). For more information, see as described under the caption “—Opinion of Jive’s Financial Advisor.” The Board discussed potential reasons for and against entering into the Merger Agreement and the transactions contemplated thereby. After this discussion, the Board, after considering the factors more fully described above under the caption “—Reasons for the Board’s Recommendation.”, unanimously: (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Jive and its stockholders; (2) determined that it is in the best interests of Jive and its stockholders, and declared it advisable, to enter into the Merger Agreement; (3) approved the execution and delivery by Jive of the Merger Agreement, the performance by Jive of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (4) resolved to recommend that Jive’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Board also authorized members of Company management to sign the Merger Agreement and the Limited Guaranty.

On April 30, 2017, the Company, Parent and Acquisition Sub signed the Merger Agreement, the Company and ESW Capital, LLC signed the Limited Guaranty, and the directors and named executive officers of the Company signed the Tender and Support Agreement.

On May 1, 2017, prior to the opening of trading of the Company’s Common Stock on NASDAQ, the Company issued a press release announcing the entry into the Merger Agreement.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with Jive’s management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:

•	Jive’s Business Prospects and Challenges

•	Although Jive has been making considerable progress on its business transformation, Jive’s Board and management team believe there continue to be significant risks associated with executing Jive’s short-term and long-term business plans, including risks of creating and maintaining product and technology leadership in a competitive market environment, and the risks of finding, hiring and retaining key talent that will enable Jive to maintain its product and technology leadership.

•	Although Jive management believes that it can, over time, increase the Company’s growth, it also believes that doing so would require considerable increased investment in its sales and go to market team, research and development and other aspects of the Company’s business. Jive’s Board and management team believe that making these investments as a public company would put the Company’s stock price under considerable pressure, and could be done more effectively and with less disruption as a private company.

•	More recently, Jive’s management took steps to invest in areas that it determined would position the Company for growth, including most significantly, the decision to move its cloud offering to Amazon Web Services (AWS). The migration is expected to require significant attention from the engineering and product teams. As such, the effects of implementing and supporting the migration are expected to impair, in the short term, product innovation and thus impair the competitive positioning of Jive’s products.

•	Jive’s Board and management team recognized the increasingly competitive nature of the industry in which Jive operates, including the fact that Jive faces significant competition from companies with substantially greater size, resources and ability to bundle products that are competitive with Jive’s offerings. Such competition both affected Jive’s ability to attract new customers and also increased customer attrition. Jive’s Board and management team recognized that this competitive environment places additional pressure on Jive to invest heavily in product and technology development and sales and marketing, which as noted above would likely put pressure on managing public investor expectations and the Company’s stock price as a public company.

•	Jive’s Board and management team continued to believe that bundling the Jive product and services with other enterprise software applications would be a critical success factor to compete in the market and more effectively win new business. As a result, Jive’s status as a standalone provider of enterprise collaboration services impaired its long-term competitiveness relative to its larger competitors that could bundle their enterprise collaboration offerings with other offerings.

•	The Offer Price

•	The Offer Price represented a 20% premium to the average closing price of Jive stock during the three months ended April 28, 2017 (which was the last trading day before the April 30, 2017 meeting of the Board).

•

Although the Offer Price represented a relatively lower spot premium than recent market comparables, there was an unusual increase in the trading price of Jive’s stock, coupled with above-normal trading volumes, during the period after exclusivity was granted to Parent and the commencement of confirmatory due diligence, which included diligence by third parties and outbound customer calls.

This unusual stock price increase led the Board to conclude that the trading price of Jive’s stock immediately prior to the announcement of the Offer and the Merger was likely affected by market rumors, thereby potentially reducing the spot premium represented by the Offer Price for reasons unrelated to Jive’s business and financial performance or intrinsic value.

•	The Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares while avoiding potential long-term business risk.

•	Jive’s Strategic Review Process

•	The Board believes that the Offer Price is more favorable to holders of Jive stock than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable.

•	This belief was supported in part by the results of the Board’s lengthy and thorough strategic review process. In such process, with the assistance of Morgan Stanley and beginning in September 2015, Jive contacted nineteen of the most likely interested parties (both strategic and financial) in an acquisition transaction, conducted due diligence with nine parties, received letters of intent from three parties and final written proposals from two parties.

•	After considering the relative offer prices, timing and likelihood of reaching a definitive agreement and consummating a transaction, the Board concluded that the offer from Parent represented the best option for Jive stockholders. In making this determination, the Board noted the below factors regarding the other two potential acquirors with whom Jive was in discussions prior to entering into exclusive with Parent:

•	Party H declined to submit a written proposal for Jive and indicated, after extensive technical due diligence, that it had not concluded that Jive’s products were the right fit for Party H’s existing product portfolio. Party H also declined, after repeated inquiry from the Company and from Morgan Stanley, to make a proposal for the Company.

•	Despite having submitted a nominally higher bid than Parent, Party G had a disadvantageous proposal in several notable respects:

•	it had declined to submit a mark-up of the definitive agreement and instead submitted a high level issues list that presented several problematic provisions, particularly around regulatory risk and other closing certainty issues;

•	it had indicated that it had not concluded either its business nor its confirmatory due diligence, after six months of discussions and access to the electronic dataroom, and would require three to four more weeks to complete due diligence; and

•	its identity posed potential regulatory issues that potentially could have delayed a transaction for several months, relative to the timing of Parent’s bid, and it declined to provide appropriate protections for Jive, whether in the form of commitments or termination fees, to address such heightened regulatory risk.

•	Prior to entering into exclusivity with Parent, each of Party H and Party G were each repeatedly urged to make a proposal (in the case of Party H) or improve its proposal (in the case of Party G), to be successful in the solicitation process.

•	Parent improved its bid materially since its initial bid, and also submitted a proposed merger agreement that (as described below), was favorable to the Company’s stockholders in terms of both fiduciary provisions and closing certainty.

•	Terms of Merger Agreement

•	Parent had accepted a significant portion of the terms of the Company’s initial bid draft Merger Agreement and during the course of arm’s-length negotiations between Jive, Parent and their respective advisers, Jive was able to negotiate further improvements to the terms and conditions of Parent’s proposal, leading the Board to conclude that the Merger Agreement contains favorable terms to Jive, including:

•	Ability to Respond to Unsolicited Competing Acquisition Proposals— the Merger Agreement permits the Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal if the Board determines in good faith such acquisition proposal either constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to certain requirements.

•	Ability to Terminate Merger Agreement to Accept Superior Proposals with a Low Breakup Fee— the Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) Jive has complied with the “match right” procedures in the Merger Agreement and (ii) concurrently with such termination, Jive pays to Parent a termination fee of $10 million, which the Board believes is significantly lower than termination fees in transactions of a similar size, and would not likely deter competing bids.

•	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing— the fact that Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions, leading the Board to believe that the Offer and the Merger are reasonably likely to be consummated.

•	Timing of Completion— the anticipated short timeframe between the signing and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which should allow holders of Shares to receive the Offer Price in a relatively short timeframe and also reduce the amount of time in which Jive’s business would be subject to the potential uncertainty of closing and related disruption.

•	No Financing Condition— the representation of Parent and Purchaser that they have sufficient funds to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and the fact that Parent and Purchaser’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing.

•	Opinion of Jive’s Financial Advisor

•	The Board recognized that it received the oral opinion of Morgan Stanley, which was subsequently confirmed in writing on April 30, 2017, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares (other than Parent and its affiliates), as more fully described in “—Opinion of Jive’s Financial Advisor” below.

•	Appraisal Rights

•	The Board recognized that statutory appraisal rights would be available to holders of Jive stock who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Jive and the Board, which included:

•	the fact that stockholders will not participate in any future earnings or growth of Jive and will not benefit from any appreciation in value of Jive, including any appreciation in value that could be realized as a result of improvements to Jive’s operations;

•	the potential limitations on Jive’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Jive agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	the Merger Agreement precluding Jive from actively soliciting alternative transaction proposals and the fact that Parent is entitled to a “match right” with respect to alternative transaction proposals;

•	the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be consummated or may be unduly delayed, and the fact that if the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, Jive’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Jive will have incurred significant transaction costs and Jive’s relationships with its partners, suppliers, employees and other third parties may be adversely affected;

•	the risks of a delay in receiving, or a failure to receive, the antitrust approvals required under the HSR Act (as defined below) to complete the Offer and the Merger;

•	the fact that upon termination of the Merger Agreement under specified circumstances, Jive may be required to pay Parent a $10 million termination fee;

•	the effect of the public announcement of the Merger Agreement, including effects on Jive’s operating results and Share price (including potential short-term volatility) and Jive’s ability to attract and retain key management and personnel as well as retain key customer accounts;

•	the timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the likelihood of litigation;

•	the treatment of the consideration to be received by the holders of Shares in the Transaction as taxable to the holders of Shares for federal income tax purposes; and

•	the risks described under the section entitled “Risk Factors” in Jive’s most recent filings on Forms 10-Q and 10-K, as amended, and the matters described under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Board approved the merger agreement and the transactions contemplated by the Merger Agreement, including the Merger.

In considering the recommendation of the Board, Jive stockholders should be aware that directors and executive officers of Jive have interests in the Merger that are different from, or in addition to, any interests they might have solely as a stockholder. See the information included in “Item 8. Additional Information—Golden Parachute Compensation” below.

Intent to Tender.

The named executive officers and executive directors of Jive have entered into a Tender and Support Agreement, pursuant to which they have agreed to tender and not withdraw all Shares owned by them into the Offer promptly after the commencement of the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, ESW and Certain of their Affiliates—Tender and Support Agreements” above, which is incorporated herein by reference.

Projected Financial Information.

Jive does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the Offer and the Merger, however, Jive management prepared, and Jive’s Board reviewed, a set of financial projections for fiscal years 2017 and 2018, which projections were extrapolated for fiscal years 2019 through 2022 (the “Jive Projections”). The Jive Projections for fiscal years 2017 were provided to Parent and other participants in the solicitation process, and the Jive Projections for all years were provided to Morgan Stanley for purposes of its financial analysis, as described under the caption “—Opinion of Jive’s Financial Advisor.” The Jive Projections were developed under the assumption of continued standalone operation and the Jive Projections did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The Jive Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). Jive’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Jive’s Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The Jive Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Jive’s control. The Jive Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Jive Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Jive Projections include, but are not limited to, the risk factors described in Jive’s annual report on Form 10-K for the fiscal year ended December 31, 2016, as amended, or in Jive’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017.

The Jive Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (1) actual results; (2) revised prospects for Jive’s business; (3) changes in general business or economic conditions; or (4) any other transaction or event that has occurred or that may occur and that was not anticipated when the Jive Projections were prepared. In addition, the Jive Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Jive Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Jive Projections. There can be no assurance that the financial results in the Jive Projections will be realized, or that future actual financial results will not materially vary from those in the Jive Projections.

The inclusion of the Jive Projections should not be regarded as an indication that Jive or any of its affiliates, officers, directors, advisors or other representatives consider the Jive Projections to be predictive of actual future events, and the Jive Projections should not be relied upon as such. None of Jive or its affiliates, officers, directors, advisors or other representatives gives any Jive stockholder or any other person any assurance that actual results will not differ materially from the Jive Projections. Except as otherwise required by law, Jive and its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Jive Projections to reflect circumstances existing after the dates on which the Jive Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Jive Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Jive Projections, Jive stockholders are cautioned not to place undue, if any, reliance on the Jive Projections.

	Jive Projections Year Ended December 31,
(in $ millions, other than EPS)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Total Revenue	$204.1	$201.7	$204.7	$208.9	$218.8	$231.2	$245.3
Non-GAAP Cost of Goods Sold	62.9	61.2	58.9	56.1	55.7	55.7	56.5
Non-GAAP Gross Profit	141.2	140.5	145.8	152.8	163.1	175.5	188.8
Sales & Marketing Expenses	71.1	65.5	67.3	69.1	71.9	75.5	80.3
Research & Development Expenses	41.9	44.0	43.0	41.5	41.1	40.7	40.7
General and Administrative Expenses	19.7	18.7	18.0	17.2	17.2	17.2	18.2
Non-GAAP Operating Expenses	132.7	128.2	128.3	127.7	130.1	133.3	139.1
Non-GAAP Operating Income	8.5	12.3	17.5	25.1	33	42.2	49.7
Other Income / (Expense)	0.6	0	0	0	0	0	0
Interest Expense, Net	0.4	0.6	0.7	0.9	1.2	1.8	2.5
Tax Expense	(1.2)	(1.0)	(1.0)	(1.0)	(1.0)	(1.0)	(1.0)
Non-GAAP Net Income	8.3	11.9	17.2	24.9	33.2	43.0	51.2

EBITDA	18.0	19.3	22.8	28.3	36.1	45.2	52.7
Levered Free Cash Flow	1.0	2.9	11.1	17.3	24.5	33.9	39.5
Fully-diluted Weighted Average Shares Outstanding	79.7	82.4	85.8	89.2	92.9	96.6	100.6
Earnings Per Share	$0.10	$0.14	$0.20	$0.28	$0.36	$0.44	$0.51

Use of Non-GAAP Measures.

Certain of the line items included in the Jive Projections, namely, Non-GAAP Gross Profit, Non-GAAP Operating Expenses, Non-GAAP Operating Income, Non-GAAP Net Income, EBITDA and Levered Free Cash Flow constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Jive believes that such non-GAAP financial measures are helpful to evaluate trends, establish budgets, measure the effectiveness of Jive’s sales and marketing efforts and assess operational effectiveness and efficiencies. In addition, the non-GAAP financial measures are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within Jive’s industry. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. Further, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Jive Projections may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of each of the non-GAAP financial measures described above to each of the most directly comparable GAAP measure for each of the periods indicated:

	Reconciliation of Non-GAAP Cost of Goods Sold to GAAP Cost of Goods Sold Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Non-GAAP Cost of Goods Sold	$62.9	$61.2	$58.9	$56.1	$55.7	$55.7	$56.5
Add: Stock based compensation	2.2	2.2	2.5	2.1	2.1	2.1	2.3
Add: Acquisition related intangibles	2.4	1.6	0.4	0.0	0.0	0.0	0.0

GAAP Cost of Goods Sold	67.4	65.0	61.7	58.2	57.8	57.8	58.7

	Reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Non-GAAP Gross Profit	$141.2	$140.5	$145.8	$152.8	$163.1	$175.5	$188.8
Less: Stock based compensation	2.2	2.2	2.5	2.1	2.1	2.1	2.3
Less: Acquisition related intangibles	2.4	1.6	0.4	0.0	0.0	0.0	0.0

GAAP Gross Profit	136.7	136.7	142.9	150.7	161.0	173.4	186.5

	Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Non-GAAP Operating Expenses	$132.7	$128.2	$128.3	$127.7	$130.1	$133.3	$139.1
Add: Stock based compensation	13.4	16.0	18.2	14.9	14.9	14.9	16.3
Add: Acquisition related intangibles	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Add: Restructuring	4.1	0.0	0.0	0.0	0.0	0.0	0.0

GAAP Operating Expenses	150.4	144.2	146.5	142.6	145.0	148.2	155.4

	Reconciliation of Non-GAAP Operating Income to GAAP Operating Income (Loss)
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Non-GAAP Operating Income	$8.5	$12.3	$17.5	$25.1	$33.0	$42.2	$49.7
Less: Stock based compensation	15.6	18.2	20.7	17.0	17.0	17.0	18.6
Less: Acquisition related intangibles	2.6	1.6	0.4	0.0	0.0	0.0	0.0
Less: Restructuring	4.1	0.0	0.0	0.0	0.0	0.0	0.0

GAAP Operating Income (Loss)	(13.8)	(7.5)	(3.6)	8.1	16.0	25.2	31.1

	Reconciliation of Non-GAAP Net Income to GAAP Net Income (Loss)
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Non-GAAP Net Income	$8.3	$11.9	$17.2	$24.9	$33.2	$43.0	$51.2
Less: Stock based compensation	15.6	18.2	20.7	17.0	17.0	17.0	18.6
Less: Acquisition related intangibles	2.6	1.6	0.4	0.0	0.0	0.0	0.0
Less: Restructuring	4.1	0.0	0.0	0.0	0.0	0.0	0.0

GAAP Net Income (Loss)	(14.0)	(7.9)	(4.0)	7.9	16.2	26.0	32.6

	Reconciliation of EBITDA to GAAP Net Income (Loss)
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
EBITDA	$18.0	$19.3	$22.8	$28.3	$36.1	$45.2	$52.7
Less: Stock based compensation	15.6	18.2	20.7	17.0	17.0	17.0	18.6
Less: Acquisition related intangibles	2.6	1.6	0.4	0.0	0.0	0.0	0.0
Less: Remaining Depreciation / Amortization	9.5	7.0	5.3	3.2	3.1	3.0	3.0
Less: Restructuring	4.1	0.0	0.0	0.0	0.0	0.0	0.0
Less: Interest and other expense, net	0.2	0.4	0.3	0.1	(0.2)	(0.8)	(1.5)

GAAP Net Income (Loss)	(14.0)	(7.9)	(4.0)	7.9	16.2	26.0	32.6

	Reconciliation of Levered Free Cash Flow to GAAP Net Income (Loss)
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Levered Free Cash Flow	$1.0	$2.9	$11.1	$17.3	$24.5	$33.9	$39.5
Less: Depreciation / Amortization	12.7	9.5	6.6	4.1	4.0	3.9	3.9
Less: Stock based compensation	15.6	18.2	20.7	17.0	17.0	17.0	18.6
Less: Deferred Income Taxes / Other Non-Cash Charges	0.3	0.0	0.0	0.0	0.0	0.0	0.0
Less: Change in Working Capital	(10.3)	(13.5)	(9.3)	(8.7)	(9.7)	(9.9)	(12.5)
Less: Capital Expenditures	(3.3)	(3.4)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)
GAAP Net Income (Loss)	(14.0)	(7.9)	(4.0)	7.9	16.2	26.0	32.6

Opinion of Jive’s Financial Advisor.

Morgan Stanley was retained by the Board to act as its financial advisor in connection with the possible sale of the Company. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise, reputation, its knowledge of and involvement in recent transactions in the software industry, and its knowledge and understanding of the Company’s business and affairs. On April 30, 2017, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on the same date, to the Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Parent and its affiliates).

The full text of Morgan Stanley’s written opinion to the Board, dated April 30, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The foregoing summary of Morgan Stanley’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion is directed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Merger Consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement as of the date of the opinion and did not address any other aspects or implications of the Offer or the Merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Shares as to whether any stockholder of the Company should tender its Shares in the Offer or how such stockholder should vote at any stockholders’ meeting that may be held in connection with the Merger or with respect to any other matter.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for Common Stock;

•	compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company, Parent, certain affiliates of Parent and their respective financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for the opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, April 30, 2017. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 28, 2017, which was the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger, and is not necessarily indicative of current market conditions.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the Company’s management and referred to in this Schedule 14D-9 (and defined in the preceding section captioned “—Projected Financial Information”) as the “Jive Projections,” and certain financial projections based on Wall Street research reports and referred to in this Schedule 14D-9 as the “Street Case.” For more information, please see the section of this Schedule 14D-9 captioned “—Projected Financial Information.”

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared publicly available consensus equity analyst research estimates for the Company with comparable publicly available equity analyst research estimates for certain selected companies that share similar business characteristics such as those that have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics that Morgan Stanley determined, upon the application of its professional judgment and experience, to be similar to the Company (we refer to these companies as the comparable companies). The companies used in this comparison included the following:

•	Barracuda Networks, Inc.

•	Bazaarvoice, Inc.

•	Brightcove Inc.

•	eGain Corporation

•	EnerNOC, Inc.

•	Guidance Software, Inc.

•	LivePerson, Inc.

•	MicroStrategy Incorporated

•	Progress Software Corporation

•	Radware Ltd.

•	ServiceSource International, Inc.

The above companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to the Company’s. Although none of such companies are identical or directly comparable to the Company, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar to those of the Company.

For purposes of this analysis, Morgan Stanley analyzed:

•	the ratio of aggregate value (“AV”) (calculated as the market value of equity plus total debt, net of cash and cash equivalents) to estimated revenue, which we refer to as AV / Revenue Ratio, for each of calendar year 2017 and calendar year 2018; and

•	the ratio of AV to estimated EBITDA (calculated as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation), which we refer to as AV / EBITDA Ratio, for each of calendar year 2017 and calendar year 2018.

Results of the analysis were presented for the comparable companies, as indicated in the following tables:

AV / Revenue Ratios:

	CY2017E AV / Revenue	CY2018E AV / Revenue
Barracuda Networks, Inc.	2.5x	2.3x
Bazaarvoice, Inc.	1.8x	1.7x
Brightcove Inc.	1.7x	1.6x
eGain Corporation	0.9x	N/A
EnerNOC, Inc.	0.6x	0.6x
Guidance Software, Inc.	1.8x	1.7x
LivePerson, Inc.	1.8x	1.7x
MicroStrategy Incorporated	3.0x	2.9x
Progress Software Corporation	3.4x	3.4x
Radware Ltd.	2.1x	1.9x
ServiceSource International, Inc.	1.2x	1.2x

AV / EBITDA Ratios:

	CY2017E AV / EBITDA	CY2018E AV / EBITDA
Barracuda Networks, Inc.	13.5x	11.0x
Bazaarvoice, Inc.	22.2x	12.8x
Brightcove Inc.	32.7x	23.1x
eGain Corporation	N.M.	N.A.
EnerNOC, Inc.	N.M.	N.M.
Guidance Software, Inc.	16.8x	13.6x
LivePerson, Inc.	19.8x	18.9x
MicroStrategy Incorporated	11.6x	10.3x
Progress Software Corporation	9.4x	9.4x
Radware Ltd.	N.M.	23.5x
ServiceSource International, Inc.	23.8x	13.9x

*	AV / EBITDA greater than 40.0x labeled as “N.M.”

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV / Revenue Ratio and the AV / EBITDA Ratio for each of the calendar years 2017 and 2018 and applied these ranges of multiples to the relevant company financial statistics, utilizing publicly available estimates of revenue and EBITDA prepared by equity research analysts, available as of April 30, 2017. Based on the outstanding shares of Common Stock on a fully-diluted basis as of April 30, 2017, Morgan Stanley calculated the estimated implied value per share of Common Stock as of April 30, 2017 as follows:

Street Case	Selected Comparable Company Multiple Ranges	Implied Present Value Per Share of Common Stock ($)
CY2017E AV / Revenue	1.0x – 1.75x	$3.69 - $5.36
CY2018E AV / Revenue	1.0x – 1.75x	$3.73 - $5.42
CY2017E AV / EBITDA	10.0x – 20.0x	$3.91 - $6.33
CY2018E AV / EBITDA	9.0x – 16.0x	$3.94 - $5.86

Morgan Stanley compared the foregoing range of implied present value per share of Common Stock to (1) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (2) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (3) the cash consideration of $5.25 per share.

No company included in the comparable public company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity valuation analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of such company’s equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2018 net cash estimates and calendar year 2019 revenue and EBITDA estimates based on the Jive Projections. Morgan Stanley applied a range of forward multiples (derived from the public trading comparables analysis above and Morgan Stanley’s application of its professional judgment and experience) to these estimates and applied a discount rate of 9.36%, which rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s cash adjusted cost of equity.

Based on the average of the estimated 2018 and 2019 fully-diluted shares outstanding, as provided by the Company’s management, Morgan Stanley calculated the estimated implied present value per share of Common Stock using the discounted equity valuation analysis as follows:

	Selected Comparable Company Multiple Ranges	Implied Present Value Per Share of Common Stock ($)
AV / Revenue	1.0x – 1.75x	$3.14 - $4.64
AV / EBITDA	10.0x –20.0x	$3.85 - $6.55

Morgan Stanley compared the foregoing ranges of implied present value per share of Common Stock to (1) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (2) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (3) the cash consideration of $5.25 per share.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of an asset using estimates of the future unlevered free cash flows generated by the asset, taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

Morgan Stanley used estimates from the Jive Projections and extrapolations from the Jive Projections for purposes of the discounted cash flow analysis, as more fully described below. Morgan Stanley calculated the present value of estimated unlevered free cash flows for the Company for the period from the second quarter of 2017 through the fourth quarter of 2017 and each of the calendar years 2018 through 2022. Morgan Stanley also calculated a range of terminal values for the Company by applying a perpetual growth rate ranging from 1.0% to 3.0% to the estimated unlevered free cash flows of the Company after the year 2022. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The estimated unlevered free cash flows and the range of terminal values were then discounted to present values at March 31, 2017 using a range of discount rates from 8.17% to 10.55%, which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect the Company’s estimated weighted average cost of capital.

This analysis indicated the following range of implied present value per share of Common Stock.

Implied Present Value Per Share of Common Stock
$3.44 – $5.70

Morgan Stanley compared the foregoing range of implied present value per share of Common Stock to (1) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (2) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (3) the cash consideration of $5.25 per share.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with the merger.

Precedent Multiples. In connection with its analysis, Morgan Stanley compared publicly available statistics for selected software transactions involving businesses that Morgan Stanley judged to be similar in certain respects to the Company’s business or aspects thereof based on Morgan Stanley’s professional judgment and experience, with an equity value between $250 million and $750 million occurring between January 1, 2010 and April 28, 2017. The following is a list of the transactions reviewed:

Date Announced	Acquiror	Target
September 8, 2016	Google Inc.	Apigee Corporation
July 13, 2016	Thoma Bravo, LLC	Imprivata, Inc.
May 31, 2016	Accel-KKR	SciQuest, Inc.

Date Announced	Acquiror	Target
May 2, 2016	Oracle Corporation	Opower, Inc.
April 19, 2016	Experian plc	CSIdentity Corporation
August 10, 2015	Envestnet, Inc.	Yodlee, Inc.
May 25, 2015	CA Technologies	Rally Software Development Corp.
May 5, 2015	Pitney Bowes Inc.	Borderfree, Inc.
April 30, 2015	Francisco Partners	ClickSoftware Technologies Ltd.
February 10, 2015	Vector Capital	Saba Software, Inc.
December 5, 2014	Open Text Corporation	Actuate Corporation
April 7, 2014	GTCR Valor Companies, Inc.	Vocus, Inc.
January 30, 2014	Dassault Systemes SA	Accelrys Inc.
November 7, 2013	Autodesk Inc.	Delcam plc
June 24, 2013	Thoma Bravo, LLC	Keynote Systems, Inc.
January 17, 2012	Blackbaud, Inc.	Convio, Inc.
December 8, 2011	IBM	DemandTec, Inc.
November 30, 2011	Synopsys, Inc.	Magma Design Automation, Inc.
September 27, 2011	Permira Funds	Renaissance Learning, Inc.
April 7, 2011	Parametric Technology Corporation (now PTC)	MKS Inc.
August 13, 2010	IBM	Unica Corporation
June 3, 2010	Thoma Bravo, LLC	SonicWALL, Inc.
June 2, 2010	Sonic Solutions	DiVX, Inc.
March 8, 2010	CCMP Capital Advisors, LLC	Infogroup Inc.

For each transaction listed above, Morgan Stanley noted the ratio of AV of the transaction to each of the target company’s revenue and EBITDA for the twelve-month period prior to the announcement date of the applicable transaction, which is referred to as LTM Revenue and LTM EBITDA, respectively, and the ratio of AV of the transaction to each of the target company’s estimated revenue and EBITDA for the twelve-month period following the announcement date of the applicable transaction, which is referred to as NTM Revenue and NTM EBITDA, respectively.

Results of the analysis were presented for the selected companies, as indicated in the following table:

	Low	High
AV / LTM Revenue Ratio	1.3x	6.0x
AV / NTM Revenue Ratio	1.2x	4.7x
AV / LTM EBITDA Ratio*	7.8x	37.4x
AV / NTM EBITDA Ratio*	5.8x	41.7x

*	Excluding certain transactions for which the ratio was not meaningful.

Based on its analysis of the relevant metrics for each of the comparable transactions and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV / LTM Revenue Ratio multiples, AV / NTM Revenue Ratio multiples, AV / LTM EBITDA Ratio multiples and AV / NTM EBITDA Ratio multiples and applied these ranges of multiples to the Company’s revenues and EBITDA, as applicable, for calendar years 2016 and 2017 (based on the Street Case), respectively.

Morgan Stanley then calculated a range of implied present values per share of Common Stock as follows:

	Selected Representative Multiple Range	Implied Present Value Per Share of Common Stock ($)
AV / LTM Revenue Ratio	1.5x – 2.5x	$4.86 - $7.09
AV / NTM Revenue Ratio	1.5x – 2.5x	$4.81 - $7.00
AV / LTM EBITDA Ratio	15.0x – 21.0x	$4.46 - $5.65
AV / NTM EBITDA Ratio	12.0x – 19.0x	$4.40 - $6.09

Morgan Stanley compared the foregoing range of implied present value per share of Common Stock to (1) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (2) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (3) the cash consideration of $5.25 per share.

Precedent Premia. Morgan Stanley reviewed the premia paid in 63 merger and acquisition transactions in the U.S. technology sector between January 1, 2011 to April 28, 2017, with a publicly announced transaction value of between $250 million and $750 million based on publicly available information. Morgan Stanley reviewed the premium paid in each transaction to the target company’s (i) closing stock price one trading day prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), which is referred to below as the “One Day Spot Premium,” (ii) average closing stock price during the 30 trading days prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), which is referred to below as the “30 Day Average Premium,” and (iii) high closing stock price during the 52-week period prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), which is referred to below as the “LTM High Premium.”

This analysis indicated the following:

	Bottom Quartile	Median	Mean	Top Quartile
1-Day Spot Premium	22%	33%	41%	52%
30-Day Average Premium	23%	38%	42%	51%
LTM High Premium	(7%)	0%	4%	8%

Based on the review of the premia paid in the transactions summarized above, Morgan Stanley applied the following premia ranges to the applicable price per share of Common Stock for the specified time periods (based on closing stock prices on and through April 17, 2017, the trading on which the Exclusivity Agreement was executed) to calculate a range of implied values per share of Common Stock as follows:

	Premia Range	Implied Present Value Per Share of Common Stock ($)
1-Day Spot Premium ($4.50)	20% – 50%	$5.40 - $6.75
30-Day Average Premium ($4.37)	20% – 50%	$5.25 - $6.56
LTM High Premium ($4.50)	(10%) – 10%	$4.05 - $4.95

Morgan Stanley compared the foregoing range of implied present value per share of Common Stock to (1) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (2) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (3) the cash consideration of $5.25 per share.

No company or transaction utilized in the precedent transaction multiples or premia paid analyses is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable transaction data.

Other Information

Historical Trading Range. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the low and high per share trading range of Common Stock for the following periods ending on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (1) one month, which was $4.30 to $4.50, (2) three months, which was $3.80 to $4.50, (3) six months, which was $3.75 to $4.50, and (4) twelve months, which was $3.64 to $4.50, and compared that to (a) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (b) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (c) the cash consideration of $5.25 per share.

Equity Research Analysts’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley also reviewed certain publicly available equity research analyst share price targets for Common Stock and noted that (1) the undiscounted range of such price targets was $3.50 per share to $6.00 per share and (2) the range of such price targets, discounted one year to present value using a 9.36% discount rate, which rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s cash adjusted cost of equity, was $3.20 per share to $5.49 per share, and compared that to (1) the closing price per share of Common Stock of $4.50 on April 17, 2017, the trading day on which the Exclusivity Agreement was executed, (2) the closing price per share of Common Stock of $5.05 on April 28, 2017, the trading day immediately prior to the execution of the Merger Agreement, and (3) the cash consideration of $5.25 per share.

General

In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Shares, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Morgan Stanley acted as financial advisor to the Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Board, nor opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. In addition, Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transactions, or whether or not such alternative business transactions, and Morgan Stanley’s opinion expressed no opinion or recommendation as to whether the stockholders of the Company should tender their Shares into the Offer, or how to vote at any stockholders’ meeting that may be held in connection with the Merger or with respect to any other matter.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the execution, delivery and performance by the Company of the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration pursuant to the Merger Agreement or of whether our Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Board retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and expertise and its familiarity with the Company. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Aurea, Parent, ESW and its affiliated funds, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter dated September 30, 2015, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $7.8 million for its services, approximately $6.8 million of which is contingent upon the closing of the Offer and $1.0 million of which was due and payable upon the execution of the Merger Agreement. The Company has also agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley had not provided financial advisory or financing services and had not received any fees for such services from the Company. In the two years prior to the date of its opinion, Morgan Stanley had not provided financial advisory or financing services and had not received any fees for such services from Parent. Morgan Stanley may seek to provide financial advisory or financing services to the Company, Parent and each of their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of Morgan Stanley’s engagement, Jive has agreed to pay Morgan Stanley for its services in connection with the Transaction an aggregate fee of approximately $7.8 million, approximately $6.8 million of which is contingent upon the closing of the Offer, and $1.0 million of which was due and payable upon the execution of the Merger Agreement. In addition, Jive has agreed to reimburse Morgan Stanley for its reasonable expenses incurred in connection with Morgan Stanley’s engagement and to indemnify Morgan Stanley, any of its affiliates and each of their respective directors, officers, employees, agents and any controlling person of Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws relating to, arising out of or in connection with Morgan Stanley’s engagement.

Neither Jive nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Jive on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

On May 11, 2017, Jive granted to Robert Frankfurt Restricted Stock Units in the amount of approximately $200,000.

Except as set forth in this Item 6, no transactions with respect to Shares have been effected during the sixty days prior to the date of this Statement by Jive or, to Jive’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Jive is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Jive, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Jive or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Jive or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Jive.

Jive has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, Jive, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Jive has agreed to certain procedures that it must follow in the event Jive receives an unsolicited acquisition proposal including the payment of a $10,000,000 termination fee in the event that Jive terminates the Merger Agreement in connection with any such proposal that constitutes a superior proposal to that of Purchaser. The information set forth in the Offer to Purchase in Section 11. “The Transaction Documents” is incorporated herein by reference.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the

“HSR Act”) will have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1. “Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 16. “Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

Under the provisions of the HSR Act applicable to the Offer, the waiting period will expire at 11:59 p.m., Eastern Time, fifteen days following Parent’s or its affiliate’s filing of a Premerger Notification and Report Form with the FTC and Antitrust Division, unless such fifteenth day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, either the FTC or Antitrust Division may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) to Parent or its affiliate and a civil investigative demand to Parent or its affiliate. If a Second Request is made, the waiting period will expire at 11:59 p.m. Eastern Time, on the tenth calendar day after Parent or its affiliate certifies substantial compliance with such request, unless otherwise extended by agreement or court order.

Parent filed on May 8, 2017 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Therefore, the waiting period is scheduled to expire at 11:59 p.m., Eastern Time, on May 23, 2017.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Jive or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Jive believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 15. “Conditions of the Offer” in the Offer to Purchase.

Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of the Company’s Common Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that if at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Jive stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Jive stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Jive at Jive Software, Inc., 300 Orchard City Drive, Suite 100, Campbell, CA 95008, Attention: Chief Executive Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Jive of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer;

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Jive as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Jive of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Jive as the surviving corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Jive will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the surviving corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the surviving corporation and the Jive stockholders shown on the Verified List at the address stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Jive stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Jive’s Common Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Jive stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Jive believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Jive nor Parent anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Jive and Parent reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Common Stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the surviving corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements, for purposes of Section 203 of the DGCL, but only insofar as the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Jive’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of Jive, please see Jive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as amended, and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017.

Certain Litigation.

As of the date of this Statement, the Company is not aware of any pending legal proceeding relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Jive’s named executive officers that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such terms to describe the Merger-related compensation payable to Jive’s named executive officers.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Jive,” which is incorporated herein by reference. Severance payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity, if applicable. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the Offer is completed at the price of $5.25 per Share and the Effective Time occurs on June 9, 2017, (ii) each named executive officer receives the Option Consideration and/or Restricted Stock Unit Consideration, as applicable, for all of their equity awards that may accelerate pursuant to the terms of the Merger Agreement and his or her applicable Change of Control and Retention Agreement, (iii) each named executive officer receives the maximum payments under his or her Change of Control and Retention Agreement and no payments are reduced pursuant to the better-of provision, (iv) the termination of employment takes place on June 9, 2017 and (v) all equity awards that were outstanding as of May 10, 2017 remain outstanding (except for the settlement of vested Restricted Stock Units that will have vested in accordance with their original vesting schedule).

Golden Parachute Compensation.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Elisa Steele	1,500,000	3,116,412	36,000	4,652,412
Ofer Ben-David	400,000	1,179,263	24,000	1,603,263
Jeff Lautenbach	400,000	958,600	24,000	1,382,600
Bryan LeBlanc	400,000	852,119	24,000	1,276,119
David Puglia	300,000	500,108	24,000	824,108

(1)	Pursuant to the terms of the Change of Control and Retention Agreement entered into between each named executive officer and Jive, if (x) the named executive officer undergoes an “involuntary termination” other than for “cause,” or she resigns for “good reason” (as each term is defined in the applicable Change of Control and Retention Agreement) and (y) such termination of service occurs during the twelve (12) months following a “change of control” (as defined in the applicable Change of Control and Retention Agreement and which will include the transactions contemplated by the Merger Agreement) (which we refer to herein as a “Qualifying Termination”), then subject to the named executive officer signing and not revoking a release of claims agreement with Jive and the provisions of such Change of Control and Retention Agreement, the named executive officer will be entitled to receive the following: (i) for Ms. Steele, a severance payment equal to 18 months of her base salary (12 months for Messrs. Ben-David, Lautenbach, LeBlanc, and Puglia), and (ii) for Ms. Steele, a bonus severance payment equal to 150% of the greater of (A) the annual target bonus for the year in which Ms. Steele’s employment is terminated, and (B) the actual bonus Ms. Steele would earn under our executive bonus plan in effect in the fiscal year in which the date of her termination occurs based on our achievement against the metrics established under the plan and assuming that any individual goals for Ms. Steele are achieved at target levels. The values included in the column above were calculated based on the named executive officer’s current base salary ($500,000 for Ms. Steele, $400,000 for each of Messrs. Ben-David, Lautenbach, and LeBlanc, and $300,000 for Mr. Puglia) and target annual bonus amount ($500,000 for Ms. Steele) as in effect as of the date of this filing. The values in this column represent “double trigger” amounts.
(2)	Pursuant to the terms of the Merger Agreement, all outstanding Options (whether vested or unvested) and outstanding Restricted Stock Units will be cancelled in connection with the Merger in exchange for the Option Consideration or Restricted Stock Unit Consideration, as applicable. The Option Consideration or Restricted Stock Unit Consideration, as applicable, in exchange for Unvested Options or Unvested Restricted Stock Units, will be subject to the same restrictions and vesting arrangements (including the continued employment or services of the holder) that were applicable to such Unvested Options or Unvested Restricted Stock Units immediately prior to the Effective Time and will become payable by Parent or the Surviving Corporation no later than the second payroll date following the date such Unvested Options and Unvested Restricted Stock Units would have become vested under the vesting schedule in place for the Unvested Options or Unvested Restricted Stock Units immediately prior to the Effective Time (subject to the restrictions and other terms of the vesting schedule). If a Continuing Employee, including a named executive officer, is terminated by Parent, the Surviving Corporation, or any affiliate of Parent, prior to the one (1) year anniversary of the Effective Time for any reason other than for Cause, such holder of Unvested Options or Unvested Restricted Stock Units, as applicable, will be entitled to receive, payable on the second payroll date following such termination, the greater of the Option Consideration and Unvested Restricted Stock Consideration, as applicable, attributable to such Unvested Option and Unvested Restricted Stock Unit, as applicable (i) had such Unvested Option or Restricted Stock Unit, as applicable, vested until the one (1) year anniversary of the Effective Time and (ii) had the vesting accelerated pursuant to existing acceleration provisions with respect to the Unvested Option and Unvested Restricted Stock Unit, as applicable, as set forth in the applicable award agreement, pursuant to agreements in place as of the date of the Merger Agreement and disclosed to Purchaser and Parent.

The values set forth in this column reflect Option Consideration or Restricted Stock Units, as applicable, payable in exchange for in-the-money Unvested Options or Unvested Restricted Stock Unit Consideration

assuming that, pursuant to Ms. Steele’s Change of Control and Retention Agreement, 100% of the Shares subject to her Unvested Options and Unvested Restricted Stock Units will accelerate upon an involuntary termination or resignation for good reason. The values set forth also assume that, pursuant to the Change of Control and Retention Agreements with Messrs. Ben-David, Lautenbach, LeBlanc, and Puglia, the number of Shares subject to each such named executive officer’s Options and Restricted Stock Units will accelerate upon an involuntary termination or resignation for good reason will equal the lesser of (i) the then-outstanding unvested Shares subject to each of their awards, or (ii) 50% of the total number of Shares subject to each of these awards at the time of its grant. The receipt of these equity acceleration benefits is subject to the applicable named executive officer signing and not revoking a release of claims with Jive.

The values set forth above further assume that 100% of the shares subject to each named executive officer’s Option that is subject to performance-based vesting will accelerate as of the Effective Time. The value of these “single trigger” benefits with respect to the performance-based Options for each named executive officer are as follows: $554,800 for Ms. Steele, $175,200 for Mr. Ben-David, $175,200 for Mr. Lautenbach, $219,000 for Mr. LeBlanc, and $109,500 for Mr. Puglia. The remaining value in this column represents “double trigger” benefits to which each named executive officer is entitled under his or her Change of Control and Retention Agreement as described above.

The table below these footnotes further quantifies these amounts.

Name	Number of Shares Subject to Unvested In-the Money Options Accelerating	Option Consideration for Accelerating Unvested In-the Money Options ($)	Number of Outstanding Restricted Stock Units	Restricted Stock Unit Consideration for Accelerating Restricted Stock Units ($)
Elisa Steele	380,000	554,800	487,926	2,561,612
Ofer Ben-David	120,000	175,200	191,250	1,004,063
Jeff Lautenbach	167,500	184,225	147,500	774,375
Bryan LeBlanc	150,000	219,000	120,594	633,119
David Puglia	162,500	126,125	71,250	374,063

(3)	Pursuant to the terms of the Change of Control and Retention Agreement entered into between each named executive officer and Jive, if the named executive officer under goes a Qualifying Termination, then subject to the named executive officer signing and not revoking a release of claims agreement with Jive and the provisions of such Change of Control and Retention Agreement. the named executive officers will receive a lump sum payment upon a Qualifying Termination equal to 18 (for Ms. Steele) or 12 (for Messrs. Ben-David, Lautenbach, LeBlanc, and Puglia) multiplied by the cost of a single month of COBRA coverage if the applicable named executive officer is enrolled in Jive’s health plan. These payments are intended to defray costs to the named executive officer associated with continued health care coverage for the named executive officer and his or her eligible dependents; however, the named executive officer may use such funds in any manner he or she sees fit.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Jive’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Jive’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Jive’s most recent annual report on Form 10-K, as amended, and quarterly report on Form 10-Q, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, Purchaser and Guarantor, and this Statement and other documents filed by Jive. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Jive’s expectations as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Jive at www.jivesoftware.com. While Jive may elect to update any such forward-looking statements at some point in the future, Jive specifically disclaims any obligation to do so, even if our expectations change, except as required by law.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(1)(A)	Offer to Purchase, dated May 12, 2017.	Schedule TO	May 12, 2017	(a)(1)(A)

(a)(1)(B)	Form of Letter of Transmittal.	Schedule TO	May 12, 2017	(a)(1)(B)

(a)(5)(A)	Press Release issued by Jive Software, Inc., dated May 1, 2017.	8-K	May 1, 2017	99.1

(a)(5)(B)	Letter to stockholders of Jive Software, Inc., dated May 12, 2017.				X

(a)(5)(C)	Form of letter sent to media, first used on May 1, 2017.	Schedule 14D-9C	May 1, 2017	99.1

(a)(5)(D)	Form of letter sent to Jive customers, first used on May 1, 2017.	Schedule 14D-9C	May 1, 2017	99.2

(a)(5)(E)	Form of letter sent Jive partners, first used on May 1, 2017.	Schedule 14D-9C	May 1, 2017	99.3

(a)(5)(F)	Frequently Asked Questions, first used on May 1, 2017.	Schedule 14D-9C	May 1, 2017	99.4

(a)(5)(G)	Blog post by Jive CEO, first used on May 1, 2017.	Schedule 14D-9C	May 1, 2017	99.5

(a)(5)(H)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017.	Schedule TO	May 2, 2017	(a)(5)(C)

(a)(5)(I)	Blog post by Jive CEO, first made available on May 4, 2017.	Schedule 14D-9C	May 5, 2017	99.1

(a)(5)(J)	Frequently Asked Questions for Jive Employees, first made available on May 9, 2017.	Schedule 14D-9C	May 9, 2017	99.1

(e)(1)	Agreement and Plan of Merger, dated as of April 30, 2017 by and among Jive Software, Inc., Parent and Purchaser.	8-K	May 1, 2017	2.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(2)	Limited Guaranty, dated as of April 30, 2017, by ESW Capital, LLC, in favor of Jive Software, Inc.	Schedule TO	May 12, 2017	(d)(3)

(e)(3)	Confidentiality Agreement, dated January 11, 2017, by and between Jive Software, Inc. and Aurea Software, Inc.	Schedule TO	May 12, 2017	(d)(4)

(e)(4)	Exclusivity Agreement, dated April 17, 2017, by and between Jive Software, Inc. and Aurea, Inc.	Schedule TO	May 12, 2017	(d)(5)

(e)(5)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and certain directors and executive officers of Jive Software, Inc.	8-K	May 1, 2017	99.2

(e)(6)	2007 Stock Incentive Plan.	S-1	August 24, 2011	10.1

(e)(7)	2011 Equity Incentive Plan.	S-1/A	December 8, 2011	10.3

(e)(8)	Form of Change of Control and Retention Agreement for Bryan LeBlanc, Ofer Ben-David, Jeffrey Lautenbach and David Puglia.	S-1/A	December 8, 2011	10.17

(e)(9)	Amended and Restated Change of Control and Retention Agreement, dated February 9, 2015, by and between Jive Software, Inc. and Elisa Steele.	10-K	February 27, 2015	10.18

(e)(10)	2015 Employee Stock Purchase Plan.	S-8	June 16, 2015	4.5

(e)(11)	Amended and Restated Certificate of Incorporation of Jive Software, Inc., as currently in effect.	S-1/A	November 30, 2011	3.2

(e)(12)	Amended and Restated Bylaws of Jive Software, Inc., as currently in effect.	8-K	May 1, 2017	3.1

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(13)	Form of Indemnification Agreement by and between Jive Software, Inc. and each of its directors and executive officers.	S-1/A	November 30, 2011	10.4

Annex A	Opinion of Morgan Stanley & Co. LLC, dated April 30, 2017				X

Annex B	Section 262 of the Delaware General Corporate Law				X

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JIVE SOFTWARE, INC.

By:	/s/ Elisa Steele
Name: Elisa Steele
Title: Chief Executive Officer & Director

Dated: May 12, 2017

ANNEX A

April 30, 2017

Board of Directors

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, CA 95008

Members of the Board:

We understand that Jive Software, Inc. (“Target” or the “Company”), Wave Systems Corp. (”Parent”) and Jazz Mergersub, Inc. a wholly owned subsidiary of Parent (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 30, 2017 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) for $5.25 per share in cash (the “Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of the Company Common Stock, other than shares held by (i) Parent, Acquisition Sub or the Company, or by any wholly-owned subsidiary of Parent, Acquisition Sub or the Company, or (ii) any stockholder of the Company who has neither voted in favor of the Merger nor consented thereto in writing and who has properly and validly perfected their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company, Parent, certain affiliates of Parent, and their respective financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement and a substantial portion of which is contingent upon the closing of the Tender Offer. Morgan Stanley may seek to provide financial advisory and financing services to Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Tender Offer or the Merger if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote at any stockholders’ meeting that may be held in connection with the Merger or with respect to any other matter.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock other than the Buyer and its affiliates.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael F. Wyatt
Michael F. Wyatt Managing Director

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.